     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1996.

                                                       REGISTRATION NO. 333-4142
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 3


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              INFOSEEK CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

            CALIFORNIA                           7379                           77-0353450
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)          Identification Number)

                        2620 AUGUSTINE DRIVE, SUITE 250
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 567-2700
(Address, including zip code, and telephone number, including area code, of the
                   Registrant's principal executive offices)
                             ---------------------

                           ROBERT E. L. JOHNSON, III
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              INFOSEEK CORPORATION
                        2620 AUGUSTINE DRIVE, SUITE 250
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 567-2700
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

              EDWARD M. LEONARD, ESQ.                            JEFFREY D. SAPER, ESQ.
            JACQUELINE E. COWDEN, ESQ.                           HOWARD S. ZEPRUN, ESQ.
              FRANKLIN P. HUANG, ESQ.                         JAN-MARC VAN DER SCHEE, ESQ.
                MIRIAM RIVERA, ESQ.                         WILSON SONSINI GOODRICH & ROSATI,
          BROBECK, PHLEGER & HARRISON LLP                       PROFESSIONAL CORPORATION
               TWO EMBARCADERO PLACE                               650 PAGE MILL ROAD
                  2200 GENG ROAD                            PALO ALTO, CALIFORNIA 94304-1150
            PALO ALTO, CALIFORNIA 94303                              (415) 493-9300
                  (415) 424-0160

                             ---------------------

          Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                             ---------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              INFOSEEK CORPORATION

                             CROSS-REFERENCE SHEET

                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

           FORM S-1 REGISTRATION STATEMENT
                   ITEM AND HEADING                     HEADING OR LOCATION IN PROSPECTUS
      ------------------------------------------    ------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....    Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................    Inside Front Cover Page
  3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges........    Prospectus Summary; The Company; Risk
                                                    Factors
  4.  Use of Proceeds...........................    Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price...........    Outside Front Cover Pages; Underwriters
  6.  Dilution..................................    Dilution
  7.  Plan of Distribution......................    Outside Front Cover Page; Underwriters
  8.  Description of Securities to be
      Registered................................    Prospectus Summary; Capitalization;
                                                    Description of Capital Stock
  9.  Interests of Named Experts and Counsel....    Experts; Legal Matters
 10.  Information with Respect to
      the Registrant............................    Outside and Inside Front Cover Pages;
                                                    Prospectus Summary; The Company; Risk
                                                    Factors; Use of Proceeds; Dividend Policy;
                                                    Capitalization; Dilution; Selected
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; Business;
                                                    Management; Certain Transactions;
                                                    Principal Shareholders; Description of
                                                    Capital Stock; Shares Eligible for Future
                                                    Sale; Experts; Financial Statements
 11.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                    JUNE 3, 1996


                                3,000,000 SHARES

                                      LOGO
                                  COMMON STOCK
                               ------------------
     All of the shares of Common Stock offered hereby are being sold by Infoseek Corporation ("Infoseek" or the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SEEK." See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.
                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                      PRICE              UNDERWRITING             PROCEEDS
                                       TO                DISCOUNTS AND               TO
                                     PUBLIC               COMMISSIONS            COMPANY(1)
- -------------------------------------------------------------------------------------------------
Per Share...................            $                      $                      $
- -------------------------------------------------------------------------------------------------
Total(2)....................            $                      $                      $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) Before deducting expenses of this Offering estimated at $850,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                               -----------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about      ,
1996.

ALEX. BROWN & SONS                                           MERRILL LYNCH & CO.
    INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1996

                               3 PAGES OF ARTWORK
                           INCORPORATED BY REFERENCE
                               TO AMENDMENT NO. 1

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. It is the Company's belief that this Prospectus may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements as a result of certain factors described under "Risk Factors" commencing on page 5 and described elsewhere in this Prospectus.


                                  THE COMPANY

     Infoseek develops and provides branded, comprehensive Web-based navigational services that help users access and personalize the vast resources of the Internet. The Company's primary service offering, Infoseek Guide, is a free service targeted at individual users. The Company believes that Infoseek Guide goes beyond the functionality offered by other search engines and directory services, by aggregating and packaging the resources of the Internet to serve individuals' unique and personal interests and create rich Internet experiences. The Company believes that Infoseek Guide has been well received by consumers and has achieved a strong brand presence among Web users.

     The Company's objective is to establish itself as the dominant, branded navigational service provider on the Internet in order to reach the greatest audience. The Company seeks to build a high volume of traffic on its services to provide a preferred platform for content providers and advertisers to reach their target audiences. To achieve its objective, the Company intends to: enhance the attractiveness of its service to users through the addition of new features and functionality; develop and license innovative technologies which can differentiate its service and scale with the growth of the Internet; offer advertisers high impact, innovative advertising products; distribute its service widely through software companies, access providers and others; and form relationships with leading third party content providers.

     The Company's service is differentiated by its underlying search technology, which is noted for its high accuracy and fast searching capability. Based on this technology, Infoseek Guide has won a number of industry awards including"Number 1 Rated Search Engine" (PC Computing Sept 95), "Best of the Test" (Internet World May 96) and "MVP: Internet Tools" (PC Computing Dec 95). The Company is currently working on its next generation search engine, Ultraseek, which the Company plans to release in the second half of 1996. Ultraseek will enable the searching of a much greater number of Web sites at even faster speeds with the same level of accuracy for which Infoseek Guide is currently known.

     The Company believes that Infoseek Guide is also differentiated through its design, which integrates the capabilities of a search engine and a directory to combine specific responses to search queries with communities of related Web, USENET and branded third party content and targeted, related advertising. By creating communities of context-specific information in real-time for users, Infoseek Guide addresses the needs of consumers for relevant and related information, enables content providers to reach interested audiences, and allows advertisers to deliver advertisements to a target group of potential buyers.

     The Web is emerging as an important new advertising medium. According to Forrester Research, Inc., the market for Internet-based advertising will reach approximately $700 million by 1998, from $37 million in 1995. The Company believes it is well positioned to take advantage of this growth by serving the needs of advertisers. By creating communities where users' interests are matched with advertisements, by tracking impressions and by offering a significant volume of Web traffic, Infoseek Guide enables advertisers to undertake measurable, targeted, cost-effective and interactive advertising. During the quarter ended March 31, 1996, over 120 advertisers placed advertisements on Infoseek Guide. The Company is actively exploring new technologies which will allow it to track user behavior and interests, and therefore even more closely match the interests of audience and advertisers.


     The Company believes that distributing and marketing its services widely is key to successfully growing its audience. The Company was able to gain access to a large audience and build early brand awareness through its initial relationship with Netscape Communications Corporation ("Netscape") as the sole premier "Net Search" navigational service on the Netscape Web page. Beginning April 11, 1996, Netscape implemented a new "Net Search" display, in which several navigational service providers are rotated through the most visible position on the page. In order to maximize its exposure, the Company has also broadened its channels of distribution through other entities including Microsoft Corporation, NETCOM On-Line Communication Services, Inc., NYNEX Information Technologies Company ("NYNEX"), Quarterdeck Corporation, and Verity, Inc. and will continue to broaden its channels of distribution through additional entities. The Company has also established key strategic alliances with leading media companies including Reuters NewMedia Inc. and IDG Holdings, Inc. for content provisions and with distribution companies including NYNEX and Kanematsu Corporation for further national and international distribution.

                                  THE OFFERING

Common Stock offered by the Company.........  3,000,000 shares
Common Stock to be outstanding
  after the Offering........................  24,946,228 shares(1)
Use of proceeds.............................  For general corporate purposes, including capital expenditures and working capital.
Nasdaq National Market symbol...............  SEEK

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                        INCEPTION           YEARS ENDED        THREE MONTHS ENDED
                                    (AUGUST 30, 1993)       DECEMBER 31,           MARCH 31,
                                     TO DECEMBER 31,     ------------------    ------------------
                                          1993            1994       1995       1995       1996
                                    -----------------    -------    -------    -------    -------
STATEMENTS OF OPERATIONS DATA:
Total revenues....................       $    --         $    --    $ 1,032    $      5   $ 1,731
Gross profit......................            --              --        418        (74)     1,041
Operating loss....................           (27)         (1,520)    (3,172)      (426)    (3,437)
Net loss..........................       $   (27)        $(1,510)    (3,075)      (422)    (3,495)
Pro forma net loss per share
  (2).............................                                  $ (0.12)   $ (0.02)   $ (0.14)
Shares used in computing pro forma
  net loss per share (2)..........                                   25,863     25,966     25,914


                                                                 MARCH 31, 1996
                                                 -----------------------------------------------
                                                                                   PRO FORMA
                                                  ACTUAL      PRO FORMA(3)     AS ADJUSTED(3)(4)
                                                 --------     ------------     -----------------
BALANCE SHEET DATA:
Cash and cash equivalents......................  $ 10,114       $ 18,202           $  48,042
Working capital................................     7,131         15,219              45,059
Total assets...................................    15,747         23,835              53,675
Total shareholders' equity.....................         8          5,203              46,890


- ---------------

(1) Based on the number of shares outstanding as of March 31, 1996 and the issuance of 1,048,501 shares of Convertible Preferred Stock in April 1996. Excludes 4,440,876 options and warrants outstanding at March 31, 1996, of which 311,537 were exercisable as of such date. See "Management--1996 Stock Option/Stock Issuance Plan" and Notes 5, 7 and 10 of Notes to Financial Statements.


(2) See Note 1 of Notes to Financial Statements.


(3) Reflects the issuance of 673,500 shares of Convertible Preferred Stock and 375,001 shares of Redeemable Convertible Preferred Stock for net proceeds of $8,088,000 in April 1996.


(4) Adjusted to reflect the sale to the public of 3,000,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
                                ----------------

     Except as set forth in the financial statements or as otherwise indicated, all information in this Prospectus (i) reflects the automatic conversion upon the closing of the Offering of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, and the associated conversion of outstanding warrants to purchase Preferred Stock into warrants to purchase Common Stock, (ii) does not reflect exercises of options or warrants after March 31, 1996, (iii) reflects a 3-for-4 reverse stock split to be effected prior to the effectiveness of this Offering, and (iv) assumes that the Underwriters' over-allotment option is not exercised.

                                  RISK FACTORS


     It is the Company's belief that this Prospectus may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and other factors discussed elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, investors should carefully consider the following risk factors:


     Extremely Limited Operating History; Anticipation of Continued Losses. The Company has an extremely limited operating history, which makes it difficult to manage future operations or predict future operating results. The Company was formed in August 1993, did not commence generating revenues until January 1995 and has generated limited revenues to date. The Company has incurred significant net losses since inception and expects to continue to incur significant losses on a quarterly and annual basis for the foreseeable future. As of March 31, 1996, the Company had an accumulated deficit of $8.1 million. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by companies in their early stage of development, particularly companies in the new and rapidly evolving Internet market. In order to be successful, the Company must, among other things, continue to attract, retain and motivate qualified personnel, successfully implement its advertising program, continue to upgrade its technologies and commercialize products and services incorporating such technologies, respond to competitive developments and successfully expand its internal infrastructure. Moreover, due to the intense competition in the emerging markets addressed by the Company, the Company must seek to expand all aspects of its business rapidly, which increases the challenges facing the Company making it more difficult for the Company to recover from business errors. The Company has achieved only limited revenues to date, and its ability to generate significant revenues is subject to substantial uncertainty. There can be no assurance that the Company will be able to address any of these challenges or will be able to sustain revenue growth or achieve profitability. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Potential Fluctuations in Future Results. As a result of the Company's extremely limited operating history as well as the very recent emergence of the market addressed by the Company, the Company has neither internal nor industry-based historical financial data for any significant period of time upon which to base planned operating expenses. The Company has incurred significant net losses to date. Substantially all of the Company's revenues have been generated from the sale of advertising, and the Company expects revenue for the foreseeable future to continue to be derived substantially from advertising sales. Moreover, most of the Company's contracts with advertising customers have terms of three months or less, with options to cancel at any time. Accordingly, future sales and operating results are difficult to forecast. In addition, significant portions of the Company's revenues to date have been derived from sales to a limited number of customers, and the Company currently anticipates that future quarters will continue to reflect this trend. Therefore, the cancellation or deferral of a small number of advertising contracts or license agreements could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's expense levels are based in part on its expectations as to future revenues and to a large extent are fixed. The Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to the Company's expectations would have an immediate adverse impact on the Company's business, results of operations and financial condition. Moreover, the Company plans to significantly increase its operating expenses to fund greater levels of research and development, increase its sales and marketing operations (including payments to Netscape of up to $5 million), develop new distribution channels and broaden its customer support capabilities. To the extent that any expenses in 1996 precede or are not subsequently and timely followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected.

     The Company expects that its results of operations may also fluctuate significantly in the future as a result of a variety of factors, including: the continued rate of growth, usage and acceptance of the Internet; the rate of acceptance of the Internet as an advertising medium; demand for the Company's products and services; the advertising budgeting cycles of individual advertisers; the introduction and acceptance of new or enhanced products or services by the Company or by its competitors; the Company's ability to anticipate and effectively adapt to a developing market and to rapidly changing technologies; the Company's ability to effectively expand its operations and manage such expansion; the Company's ability to attract, retain and motivate qualified personnel; initiation, renewal or expiration of significant contracts such as the Company's distribution relationship with NYNEX; pricing changes by the Company or its competitors; specific economic conditions in the Internet market; general economic conditions and other factors. In addition, the Company may elect from time to time to make certain pricing, service or marketing decisions or acquisitions that could have a short-term material adverse effect on the Company's business, results of operations and financial condition and may not generate the long-term benefits intended. Due to all of the foregoing factors, it is likely that in some future period, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's revenues in the near term will also be dependent to a material degree on the Company's relationship with NYNEX. In March 1996, the Company and NYNEX entered into a one year agreement, which provides that, beginning in May 1996, the Company will prominently display the BigYellow logo, which represents NYNEX's interactive shopping directory ("BigYellow"), as the exclusive comprehensive shopping directory within Infoseek Guide. In exchange for such exclusivity, NYNEX will pay to the Company up to an aggregate of $4.6 million in monthly payments, which amount will be decreased proportionately if the number of impressions of the BigYellow logo is below a specified number. NYNEX may extend the term of the agreement for additional one year periods, with the fee to be determined based upon Infoseek's then current advertising rate structure. In addition, NYNEX has the right to cancel or renegotiate the agreement based upon certain relative traffic volumes on the BigYellow and Infoseek Guide sites. There can be no assurance that the NYNEX arrangement will prove to be mutually beneficial or that it will be continued after its initial term. Furthermore, the current traffic levels are below those required in order for the Company to receive the maximum payment from NYNEX, and there can be no assurance that the Company will be able to produce the levels of traffic that NYNEX has negotiated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Marketing and Distribution of the Infoseek Brand" and "-- Infoseek Products and Services."

     Developing Market; Unproven Acceptance of Internet Advertising and of the Company's Products and Services. The market for the Company's products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants with products and services for use on the Internet. The Company's future success is highly dependent upon the increased use of the Internet for information publication, distribution and commerce. In particular, because the Company expects to derive substantially all of its revenues in the foreseeable future from sales of Internet advertising, the future success of the Company is highly dependent on the development of the Internet as an advertising medium. The Internet as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media. In addition, most of the Company's current advertising customers have limited or no experience using the Internet as an advertising medium, have not devoted a significant portion of their advertising expenditures to such advertising and may not find such advertising to be effective for promoting their products and services relative to advertising in traditional media. Also, certain advertising filter software programs are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by users, may have a material adverse effect upon the viability of advertising on the Internet.

     In addition, the Company's success will depend in large part upon the continued growth in the use of the Internet and in particular the use of the Internet for commercial purposes. There can be no assurance that Internet usage and commerce will become widespread or that extensive content (such as Web pages and USENET News groups) will continue to be provided over the Internet. Issues concerning the commercial use of the Internet such as security, reliability, cost, ease of access and use, quality of service and acceptance of advertising, remain unresolved and may negatively impact the growth of Internet usage or the acceptance of the Internet as an advertising medium. To the extent that the Internet continues to experience growth in the number of users and amount of traffic, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by such growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity, or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by the Company and its advertising customers.

     The Company is in a new and rapidly evolving industry, with demand for and market acceptance of recently introduced products and services being subject to a high level of uncertainty. Accordingly, it is difficult to predict its size, stability and the extent of its growth, if any. There can be no assurance that the market for the Company's products and services will develop or that demand for the Company's products or services by Internet users or by advertisers will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain acceptance by Internet users or advertisers, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business -- Industry Background."

     Reliance on Advertising Revenues. The Company has derived substantially all of its revenues to date from the sale of advertisements, and expects such dependence on advertising revenue to continue. The Company's current business model to generate revenues through the sale of advertising on the Internet is unproven. The Company's advertising revenues to date have been derived from a limited number of advertising customers. In addition, substantially all of the Company's advertising contracts to date have been for terms of three months or less, with options to cancel at any time. These contracts generally guarantee a minimum of impressions (displays of the advertisement to the user) per month, most typically, one million impressions. There can be no assurance that current advertisers will continue to purchase advertising space and services from the Company or that sufficient impressions will be achieved or available, or that the Company will be able to successfully attract additional advertisers. The Company's ability to generate significant advertising revenues will depend, among other things, on advertisers' acceptance of the Internet as an attractive and sustainable medium, the development of a large base of users of the Company's products and services with demographic characteristics attractive to advertisers, the successful expansion of the Company's advertising capabilities and advertising sales force, and strong acceptance of the Company's services by Internet users. Furthermore, there is intense competition among sellers of advertising space on the Internet, and a variety of pricing models offered by different vendors for a range of advertising services, making it difficult to project future levels of advertising revenues and pricing models that will be adopted by the industry or individual companies. In addition, certain advertising filter software programs are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by users, may have a material adverse effect upon the viability of advertising on the Internet. Accordingly, there can be no assurance that the Company will be successful in generating significant future advertising revenues, and failure to do so will have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Industry Background" and "-- Advertising Sales and Services."

     Change in Netscape Relationship and Dependence on Other Third Party Distribution Relationships. From March 1995 through March 1996, the Company's service was listed as the sole premier navigational service on the Netscape Web page accessible via the "Net Search" button. As of March 31, 1996, approximately 85% of the traffic to the Company's Infoseek Guide service was derived through the Netscape Web page. In March 1996, Infoseek entered into a new agreement with Netscape, which provides that Infoseek will be listed as a non-exclusive premier provider of navigational services on Netscape's Web page for the period April 10, 1996 to March 31, 1997. Currently, Netscape's Web page displays four additional premier providers. During the 30 day period from April 11 through May 10, 1996, the Company's average daily traffic was approximately 47% of its average daily traffic for the 30 day period immediately prior to the change from being Netscape's sole premiere provider to one of five premier providers. There can be no assurance that the Company will be able to maintain or increase its current level of traffic and any failure to do so could materially and adversely impact advertising revenues. In addition, the Company cannot anticipate the impact on Infoseek traffic of any changes Netscape may make to this service, to its Web page or its other services, or the effect on advertising revenues that may be generated from such traffic. Infoseek's agreement with Netscape provides for payments of up to an aggregate of $5 million to Netscape over the term of the agreement. The Company has the right to terminate the agreement at the end of six months, in which case the payment to Netscape would be reduced to an aggregate of approximately $2.5 million. Furthermore, if traffic is decreased significantly as a result of these or other changes in the Netscape relationship and the Company is unable to develop alternative viable distribution channels, advertising revenues would probably be adversely affected, while the $5 million Netscape obligation would not be reduced, unless the Company determines to terminate the relationship at six months, the result being that the Company's business, results of operations and financial condition would be materially and adversely affected.

     The Company has also entered into distribution agreements and informal relationships with other software vendors and operators of online networks and Web sites. Although none of these relationships currently represents a significant portion of the Company's traffic, the Company expects that they will become more important, in part, due to the change in the Netscape relationship. The Company's business relationships with these other companies consist of cooperative marketing programs and licenses to include the Company's products and services in online networks or services offered by these parties, which are intended to increase the use and visibility of the Company's products and services. These distribution arrangements, including the arrangement with Netscape, typically are not exclusive, and are terminable upon little or no notice. There is no assurance that Netscape or any of these other companies will not terminate their relationship with the Company or develop their own product offerings competitive with those of the Company. If Netscape or any of these other companies were to terminate or reduce their joint marketing activities with the Company, increase the fees or otherwise change the terms on which the Company's products and services are accessed through such companies' Web sites, develop and market their own competitive products and services, or promote competing products and services from other third parties, or if these relationships do not result in high-level usage of the Company's services, the Company's business, results of operations and financial condition could be materially and adversely affected.

     Technological Change and New Products and Services. The market for Internet products and services is characterized by technological change, changing customer needs, frequent new product introductions and evolving industry standards. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in significant part on its ability to continually and on a timely basis introduce new products, services and technologies and to continue to improve the performance, features and reliability of the Company's products and services in response to both evolving demands of the marketplace and competitive product offerings.

     The Company currently employs information retrieval technology licensed from the Applied Computing Systems Institute of Massachusetts, Inc. ("ACSIOM"), an entity related to the University of Massachusetts. The Company is developing a new search engine technology, Ultraseek, which is being designed to significantly improve retrieval and Web page indexing capabilities beyond the ACSIOM technology. The Company has also recently licensed certain software technologies from XSoft, a division of XEROX Corporation ("XEROX"), which technology will be licensed to the Company on a partially exclusive basis for the first year of the contract. Infoseek has entered into a letter of intent with HNC Software Inc. ("HNC") to license certain technology from HNC to automate the development of the Company's Web Directory ("Directory") feature. It is not yet clear that these technologies and services under development, and many of the Company's new products and product enhancements which have been only recently introduced will achieve significant market acceptance.

     There can be no assurance that any new or proposed product or service will attain market acceptance. Failure of the Company to successfully design, develop, test, market and introduce new and enhanced technologies and services, in particular, Ultraseek or any enhancements of the Company's current search technology, or the failure of the Company's recently introduced products and services to achieve market acceptance could have a material adverse effect upon the Company's business, operating results and financial condition. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced technologies, products and services, or that the Company's new or recently introduced products and services will adequately meet the requirements of the marketplace and achieve significant market acceptance. Due to certain market characteristics, including technological change, changing customer needs, frequent new product and service introductions and evolving industry standards, timeliness of introduction of these new products and services is critical. Delays in the introduction of new products and services may result in customer dissatisfaction and may delay or cause a loss of advertising revenue. There can be no assurance that the Company will be successful in developing new products or services or improving existing products and services that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new or improved products and services, or that its new products and services will adequately meet the requirements of the marketplace and achieve market acceptance. In addition, new or enhanced products and services introduced by the Company may contain undetected errors that require significant design modifications. This could result in a loss of customer confidence and user support, thus adversely affecting the use of the Company's products and services, which in turn would have a material adverse effect upon the Company's business, results of operations or financial condition. If the Company is unable to develop and introduce new or improved products or services in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially adversely affected. In addition, if the Company is unable to remain competitive with its competitors, its business, operating results and financial condition may be materially adversely affected as well.
See "-- Dependence on Technology Suppliers" and "Business -- Technology."

     Dependence on Technology Suppliers. The Company is dependent currently upon several suppliers for the integral components of its current and future technologies. The Company has a non-exclusive, perpetual license to certain technology from ACSIOM relating to text indexing and retrieval. The ACSIOM technology is currently the core technology used by the Company in its search engine. Although the Company is currently developing its own proprietary core search engine technology, there can be no assurance that Ultraseek will be successfully designed, developed, tested, marketed and introduced or accepted by the marketplace in a timely manner. In the event that Ultraseek, or an alternative technology, is not successfully introduced and accepted in a timely manner, the Company will continue to be dependent upon its license from ACSIOM. Given the technological changes occurring in the industry, there is no assurance that the ACSIOM technology will remain a competitive technology in the future.

     In addition, in April 1996, the Company licensed certain software technology from HNC. The Company intends to utilize the software technology to develop an advertising and audience management system to optimize the matching of advertisements with the appropriate audience. The software will be modified according to the Company's specifications to integrate it into the Company's advertisement placement system. This technology will be licensed to the Company for an initial five year term beginning upon the initial acceptance of the software by the Company. The Company expects that the proposed technology will provide significant technological improvements to the Company's advertising and audience management systems.

     Furthermore, the Company has entered into a letter of intent with HNC to license certain technology from HNC that is intended to allow the Company to enhance the Company's Web Directory feature. Infoseek expects to use this technology to automate the construction of Directory categories, assignment of Web pages to each Directory category and the creation of abstracts for each Web page included in the Directory. All of these processes are currently being performed manually. Accordingly, the Company is depending upon the proposed technology to reduce the cost of expanding its Directory feature. There can be no assurance that the HNC technology will function as anticipated or will provide the intended benefits which could require the Company to incur significantly increased costs to expand its Directory feature.

     The Company has also licensed certain software technologies from XEROX to be used for the linguistic analysis of search terms. This technology will be licensed to the Company on a partially exclusive basis for the first year. In addition, the Company may develop other technology alliances and enter into other license arrangements with technology vendors.

     There can be no assurance that the Company and HNC will enter into a definitive agreement for the proposed technology or that any such agreement will be on terms favorable to the Company. Moreover, there can be no assurance that the HNC or XEROX technologies will be successfully designed, developed and tested, or, that if the technologies are successfully developed, any product or service into which the technologies are incorporated will be successfully accepted by the marketplace. Any failure of HNC, XEROX, ACSIOM or any future technology vendor to provide prompt and effective support and maintenance to the Company, or to continue to upgrade their respective technologies in order to continue to be competitive, could have a material adverse effect on the Company's business, results of operations and financial condition.
See "-- Technological Change and New Products and Services" and
"Business -- Technology."

     Dependence Upon Third Party Content Development. A key element of the Company's strategy involves the use of unique content developed by third parties exclusively for Infoseek. A significant majority of the Company's relationships with such third parties, however, have only recently been developed and are contracted on three month trial bases. There can be no assurance that these content sponsors will continue to provide content that is unique to Infoseek, that they will not seek to charge the Company a significant fee for the supply of such content, that they will not enter into similar arrangements with or provide similar content to the Company's competitors, that they will continue their relationship with the Company, or that they will not establish their own services to compete against the Company for advertising revenue. Nor can there be any assurance that the Company's current or future third-party content providers will provide content that is attractive to Web users or that their efforts will result in significant revenue to the Company. Any failure of these parties to develop and maintain high-quality and attractive content could result in dilution to the Infoseek brand and could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Infoseek Navigational Services."

     Intense Competition. The market for Internet products and services is highly competitive, with no substantial barriers to entry, and the Company expects that competition will continue to intensify. In addition, the market for the Company's products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants with competing products and services. The Company does not believe this market will support the increasing number of competitors and their products and services. Although the Company believes that the diverse segments of the Internet market may provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments. Accordingly, any failure of the Company to provide product and service offerings that achieve success in the short-term could result in an insurmountable loss in marketshare and brand acceptance, and could, therefore, have a material adverse and long-term effect upon the Company's business, results of operations and financial condition.

     A number of companies offer competitive products and services addressing certain of the Company's target markets. These companies include America Online, Inc., Digital Equipment Corporation, Excite, Inc., Lycos, Inc., The McKinley Group, Open Text Corporation, CompuServe Corporation, Prodigy Services Company and Yahoo! Corporation. In addition, the Company competes with metasearch services that allow a user to search the databases of several catalogs and directories simultaneously. The Company also competes indirectly with database vendors that offer information search and retrieval capabilities with their core database products. In the future, the Company may encounter competition from providers of Web browser software, including Netscape and Microsoft Corporation ("Microsoft"), online services and other providers of other Internet products and services who elect to incorporate their own search and retrieval features into their offerings.

     Many of the Company's existing and potential competitors have significantly greater financial, technical and marketing resources than the Company. The Company may also be adversely affected by competition from licensees of its products and technology, current and future advertisers, as well as from its current, future and former content providers. There can be no assurance that the Company's competitors will not develop Internet products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings. Moreover, a number of the Company's current advertising customers, licensees and licensors have also established relationships with certain of the Company's competitors and future advertising customers, licensees and licensors may establish similar relationships. In addition, the Company competes with online services and other Web site operators as well as traditional offline media such as print and television for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Competition."

     Management of Growth; Need to Establish Infrastructure; Recent Management Additions. The rapid growth that the Company believes is necessary to successfully offer its products and services has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. The Company continues to expand its operations and increase its dependence and reliance on computer generated information. This evolution necessitates continuous reassessment of the appropriateness of the Company's computerized data and systems. The Company's current management information system is cumbersome and inefficient and requires a significant amount of manual effort using personal computer spreadsheets in order to process and analyze information. This situation makes it difficult for management to obtain timely and accurate information. The Company is evaluating a number of new financial and management controls, reporting systems and procedures, as well as its information systems and technology. Such expansion efforts will create significant strain upon the Company's existing resources. In addition, during the 12 month period from March 31, 1995 to March 31, 1996, the Company hired its President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Vice President-Engineering, Vice President-Worldwide Advertising, Vice President Chief Marketing Officer, Vice President-Product Management and Editor. Moreover, the Company grew from 11 employees to 71 employees during that same period, and the Company expects the number of employees to continue to grow over the next 12 months.

     There can be no assurance that the Company will be able to effectively manage the expansion of its operations, that the Company's new management team will work together effectively, that the Company will be able to attract and retain qualified personnel, that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to fully exploit any potential market opportunity for the Company's products and services and media properties. In addition, the Company intends to establish at least one mirror, or duplicate, site in another geographic location, which will create additional operational and management complexities, including the need for continual updating and maintenance of directory listings among geographically dispersed network servers. Any inability to effectively manage growth could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Employees" and "Management."

     Intellectual Property and Proprietary Rights. The Company's success depends significantly upon its proprietary technology. The Company currently relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees and consultants. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. In addition, the Company currently has six United States patent applications pending. There can be no assurance that any pending applications will be approved, that if issued any such patent will not be challenged, and that if challenged, any such patent(s) will not be invalidated. There can be no assurance that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties. The Company has registered and applied for registration for certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks as appropriate. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary to protect the Company's proprietary technology. Any such litigation may be time-consuming and costly. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate the Company's products or services or design around patents or other intellectual property rights of the Company.

     There have been substantial amounts of litigation in the information technology industry regarding intellectual property rights. There can be no assurance that the Company will develop proprietary products or services or technologies that are patentable or that the patents of others will not have a material adverse effect on the Company's ability to do business. In addition, there can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products or services, trademarks or other proprietary rights, or that the Company will not counterclaim against any such parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, cause product release delays, require the Company to redesign its products or services or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. See "-- Government Regulation and Legal Uncertainties," "-- Liability for Information Retrieved from the Internet" and "Business -- Intellectual Property and Proprietary Rights."

     Capacity Constraints and System Failure. A key element of the Company's strategy is to generate a high volume of traffic to its products and services. Accordingly, the performance of the Company's products and services is critical to the Company's reputation, its ability to attract advertisers to the Company's Web sites and market acceptance of these products and services. Any system failure that causes interruptions or that increases response time of the Company's products and services would result in less traffic to the Company's Web sites and, if sustained or repeated, would reduce the attractiveness of the Company's products and services to advertisers and customers. In addition, an increase in the volume of searches conducted through the Company's products and services could strain the capacity of the software, hardware or telecommunications lines deployed by the Company, which could lead to slower response time or system failures. As the number of Web pages and users increase, there can be no assurance that the Company's products, services and systems will be able to scale appropriately. The Company is also dependent upon Web browser companies and Internet and online service providers for access to its products and services, and users have experienced and may in the future experience difficulties due to system or software failures or incompatibilities not within the Company's control. The Company is also dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment and services used to provide its products and services. Any disruption in the Internet access and service provided by the Company or its service providers could have a material adverse effect upon the Company's business, results of operations and financial condition.

     The process of managing advertising within large, high traffic Web sites such as the Company's is an increasingly important and complex task. The Company relies on internal advertising inventory management and analysis systems to provide enhanced internal reporting and customer feedback on advertising. To the extent that any extended failure of the Company's advertising management system results in incorrect advertising insertions, the Company may be exposed to "make good" obligations with its advertising customers, which, by displacing advertising inventory, could have a material adverse effect on the Company's business, results of operations and financial condition.

     In addition, the Company's operation depends upon its ability to maintain and protect its computer systems located in Santa Clara, California. This system is vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. The Company does not currently have a disaster recovery plan in effect. Despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays in or cessation of service to users of the Company's products and services. The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Facilities."

     Dependence on Key Personnel. The Company's future performance depends in significant part upon the continued contributions of its key technical and senior management personnel including, in particular, Robert E.L. Johnson, III, the Company's President and Chief Executive Officer and Steven T. Kirsch, a founder and the Chairman of the Board of the Company, none of whom is bound by an employment agreement. The Company provides incentives such as salary, benefits and option grants (which are typically subject to vesting over four years) to attract and retain qualified employees. The loss of the services of Mr. Johnson or Mr. Kirsch or any of the Company's officers or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical and management personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical and management employees or that it can attract, assimilate or retain other highly qualified technical and management personnel in the future. See
"Business -- Employees" and "Management."

     Government Regulation and Legal Uncertainties. The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. It is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. For example, the recently enacted Telecommunications Reform Act of 1996 imposes criminal penalties on anyone who distributes obscene, lascivious or indecent communications on the Internet. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for the Company's products, increase the Company's cost of doing business, or otherwise have an adverse effect on the Company's business, results of operations or financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, trade secret, libel and personal privacy is uncertain. Any such new legislation or regulation could have a material adverse effect on the Company's business, results of operations or financial condition. See "-- Intellectual Property and Proprietary Rights."

     Liability for Information Retrieved from the Internet. Because Internet services provided by the Company require the Company to link users to information which is downloaded, indexed and distributed from Web pages published by a large number of Internet Web sites and content providers, there is potential that claims will be made against the Company on theories such as defamation, negligence, copyright or trademark infringement, distribution of obscene, lascivious or indecent communications or other theories of liability based on the nature and content of such materials. Such claims have been brought, and sometimes successfully pressed, against online services in the past. Additionally, claims could be made against the Company for copyright infringement based on the improper dissemination of information. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type, or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company.

     No Prior Public Market; Determination of Public Offering Price; Potential Volatility of Stock Price. Prior to this Offering there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial offering price will be determined by negotiation among the Company and the Underwriters based upon several factors and may not be indicative of future market prices. See "Underwriting" for information relating to the method of determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to a number of factors, including quarterly variations in operating results, announcements of technological innovations or new products and services, applications or product enhancements by the Company or its competitors, changes in financial estimates by securities analysts and other events. In addition, the stock markets in general, and the market prices for Internet-related companies in particular, have historically experienced extreme volatility that at times has been unrelated to the operating performance of such companies. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly results of operations, announcements of new products or acquisitions by the Company or its competitors, governmental regulatory action, other developments or disputes with respect to proprietary rights, general trends in the industry and overall market conditions and other factors. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

     Shares Eligible for Future Sale; Registration Rights. Sales of a substantial number of shares of Common Stock in the public market following this Offering could adversely affect the market price for the Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which the holders of such shares have agreed that they will not directly or indirectly offer, sell, contract to sell, grant an option to purchase, grant a security interest in, hypothecate or otherwise sell or dispose of any of their shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus, which lockups may not be released without the prior written consent of Alex. Brown & Sons Incorporated. However, Alex. Brown & Sons Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of the lock-up agreements with the Underwriters on the date of this Prospectus, no shares other than the 3,000,000 shares offered hereby will be eligible for sale. Upon the expiration of the lock-up agreements 180 days after the date of this Prospectus, an aggregate of approximately 13,514,626 shares will first become eligible for sale into the public market immediately following the Offering, based on shares outstanding at March 31, 1996 and including the issuance of 1,048,501 shares of Convertible Preferred Stock in April 1996. In addition, the Company intends to register, on the effective date of this Offering, a total of 187,500 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and, after the effective date of this Offering, a total of 5,625,000 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's 1996 Stock Option Plan/Stock Issuance Plan. All shares issued under such benefits plans will also be subject to lock-up agreements until 180 days following the date of this Prospectus. In addition, upon expiration of the lock-up agreements referred to above, holders of approximately 21,579,512 shares of Common Stock and warrants and options to purchase 1,345,000 shares of Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. See "Shares Eligible for Future Sale."

     Control by Existing Shareholders; Certain Anti-Takeover Provisions Affecting Shareholders. Upon completion of this Offering, the present directors, executive officers and principal shareholders of the Company and their affiliates will beneficially own approximately 63% of the outstanding Common Stock, and will be able to control all matters requiring shareholder approval, including approval of significant corporate transactions. Under the General Corporations Law of California, the Company's shareholders are currently entitled to cumulate their votes for the election of directors. The Company's Amended and Restated Articles of Incorporation and Bylaws provide, however, that cumulative voting will no longer be permitted at such time as the Company's stock is publicly traded in a manner that meets certain standards established by the General Corporations Law of California. The Company expects that the requirements shall have been met and cumulative voting shall have been eliminated by the record date for its next annual meeting of shareholders. Accordingly, the principal shareholders of the Company, who collectively hold approximately 15,891,140 of the Company's outstanding stock, will be able to control election of all directors of the Company. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. These provisions along with the provisions of the Company's Bylaws described above, could delay or make more difficult a proxy contest involving the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock and -- Certain Provisions of the Company's Articles of Incorporation and Bylaws."

     Dilution. Purchasers in this Offering will suffer an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. Additional dilution is likely to occur upon exercise of options granted by the Company. See "Dilution."


     No Specific Use of Proceeds. The Company expects that it will use the net proceeds of this Offering for general corporate purposes, including working capital, payment of the Company's one year obligation to Netscape of up to $5 million for the listing as a non-exclusive premier provider of navigational services on the Netscape Web page and approximately $6 million in 1996 for capital expenditures in connection with the Company's business expansion. The Company has no other specific plans as to the use of the net proceeds from this Offering. Pending use, the Company plans to invest the net proceeds in investment-grade, interest-bearing securities. Accordingly, management will have significant flexibility in applying the net proceeds of this Offering. See "Use of Proceeds."

     Future Capital Needs; Uncertainty of Additional Financing. The Company currently anticipates that the net proceeds of this Offering and its recently completed $18,138,000 Series E Preferred Stock financing, together with available funds and cash flows generated from advertising revenues, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion for at least the next 12 months. Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  THE COMPANY


     The Company was incorporated in California in August 1993. The Company's principal executive office is located at 2620 Augustine Drive, Suite 250, Santa Clara, California 95054 and its telephone number at such location is (408) 567-2700. The Company's Infoseek Guide address is http://www.infoseek.com. Information contained in the Company's Web site shall not be deemed a part of this Prospectus.


     Infoseek is a registered service mark of the Company and the Infoseek logo, Infoseek Guide, Infoseek Professional, and Ultraseek are trademarks of the Company. This Prospectus also includes trademarks of companies other than Infoseek.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $29,840,000 ($34,443,500 if the Underwriter's overallotment option is exercised in full), at an assumed initial public offering price of $11.00 per share to the public and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The primary purposes of this Offering are to create a public market for the Common Stock, to facilitate future access to public markets and to obtain additional equity capital. The Company expects that it will use the net proceeds of this Offering for general corporate purposes, including working capital, payment of a portion of the Company's one year obligation to Netscape of up to $5 million for the listing as a non-exclusive premier provider of navigational services on the Netscape Web page and capital expenditures, including approximately $6 million in 1996 currently budgeted for the purchase of computer equipment and improvements to the Company's management information systems in connection with the Company's business expansion. The Company has no other specific plans as to the use of the net proceeds from this Offering. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no present plans, agreements or commitments and its not currently engaged in any negotiations with respect to any such transaction. Pending use, the Company plans to invest the net proceeds in investment-grade, interest-bearing securities. See "Risk Factors -- No Specific Use of Proceeds."


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock, and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain its earnings, if any, for use in its business.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (i) at March 31, 1996, (ii) pro forma as of such date, to give effect to the net proceeds from sale of 673,500 shares of Convertible Preferred Stock and 375,001 shares of Redeemable Convertible Preferred Stock for $8,088,000 in April 1996, and (iii) pro forma as adjusted to give effect to (a) the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering and (b) the receipt by the Company of the estimated net proceeds from the sale of 3,000,000 shares of Common Stock pursuant to this Offering at an assumed initial public offering price of $11.00 per share:



                                                                     MARCH 31, 1996
                                                          -------------------------------------
                                                                                     PRO FORMA
                                                          ACTUAL      PRO FORMA     AS ADJUSTED
                                                          -------     ---------     -----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term obligations..................................  $   914      $   914        $   914
                                                          =======      =======
Long-term obligations...................................  $ 2,490      $ 2,490        $ 2,490
Redeemable convertible preferred stock, no par value;
  1,125,000 shares issued and outstanding, actual;
  1,500,001 shares issued and outstanding, pro forma;
  and no shares issued and outstanding, pro forma as
  adjusted..............................................    8,954       11,847             --
Shareholders' equity:
  Preferred stock, no par value; 5,000,000 shares
     authorized; no shares issued or outstanding........       --           --             --
  Convertible preferred stock, no par value; 27,890,378
     shares authorized, no shares authorized, pro forma
     as adjusted; 15,394,175 shares issued and
     outstanding, actual; 16,067,675 shares issued and
     outstanding, pro forma; and no shares issued and
     outstanding, pro forma as adjusted.................    7,441       12,636             --
  Common stock, no par value; 45,000,000 shares
     authorized, actual and pro forma; 60,000,000 shares
     authorized, pro forma as adjusted; 4,378,552 shares
     issued and outstanding, actual; 4,378,552 shares
     issued and outstanding, pro forma; and 24,946,228
     shares issued and outstanding, pro forma as
     adjusted(1)........................................    5,014        5,014         59,337
  Accumulated deficit...................................   (8,107)      (8,107)        (8,107)
  Deferred compensation.................................   (3,714)      (3,714)        (3,714)
  Notes receivable from shareholders....................     (626)        (626)          (626)
                                                          -------      -------
     Total shareholders' equity.........................        8        5,203         46,890
                                                          -------      -------
          Total capitalization..........................  $11,452      $19,540        $49,380
                                                          =======      =======


- ---------------

(1) Excludes, as of March 31, 1996: (i) 4,340,876 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's Stock Option Plan and an additional 1,067,408 shares reserved for issuance under such plan; and (ii) 100,000 shares of Convertible Preferred Stock issuable upon exercise of outstanding warrants (convertible into warrants to purchase 100,000 shares of Common Stock upon the closing of this Offering). Subsequent to March 31, 1996, the Company: (i) adopted, subject to shareholder approval, the 1996 Stock Option/Stock Issuance Plan to replace the Stock Option Plan and approved an increase in the total number of shares authorized for issuance thereunder from 5,408,284 to 5,625,000; (ii) granted options to purchase a total of 125,250 shares of Common Stock at a weighted average exercise price of $7.67 per share; and (iii) adopted, subject to shareholder approval, the Employee Stock Purchase Plan and reserved a total of 187,500 shares for future issuance thereunder. See "Management -- 1996 Stock Option/Stock Issuance Plan" and Notes 5, 7 and 10 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock as of March 31, 1996 was $17,012,922, or approximately $0.78 per share. Pro forma net tangible book value per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by the shares of Common Stock outstanding after giving pro forma effect to (i) the sale of $8,088,000 of Preferred Stock in April 1996 and (ii) the conversion of all outstanding shares of Preferred Stock into Common Stock upon completion of this Offering.

     Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this Offering made hereby and the as adjusted net tangible book value per share of Common Stock immediately after completion of this Offering. After giving effect to the sale of 3,000,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $11.00 per share to the public and after deducting the estimated underwriting discounts and estimated offering expenses, the as adjusted net tangible book value of the Company as of March 31, 1996 would have been $46,852,922 or $1.88 per share. This represents an immediate increase in net tangible book value of $1.10 per share to existing shareholders and an immediate dilution in net tangible book value of $9.12 per share to purchasers of Common Stock in this Offering, as illustrated in the following table:

    Assumed public offering price per share...........................            $11.00
      Net tangible book value per share at March 31, 1996.............  $0.78
      Increase in net tangible book value per share attributable to
         new investors................................................   1.10
                                                                        ------
    Pro forma net tangible book value per share after the Offering....              1.88
                                                                                  ------
    Dilution per share to new investors...............................            $ 9.12
                                                                                  ======

     The following table sets forth on a pro forma basis, as described above, as of March 31, 1996 the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by new public investors (assuming an initial public offering price of $11.00 per share to the public and before deduction of estimated underwriting discounts and commissions and offering expenses):

                                            SHARES PURCHASED           TOTAL CONSIDERATION        AVERAGE
                                         -----------------------     -----------------------       PRICE
                                           NUMBER        PERCENT       AMOUNT        PERCENT     PER SHARE
                                         -----------     -------     -----------     -------     ---------
Existing shareholders(1)...............   21,946,228        88%      $25,667,704        44%       $  1.17
New shareholders(1)....................    3,000,000        12        33,000,000        56        $ 11.00
                                         -----------     -------     -----------     -------
         Total.........................   24,946,228       100%      $58,667,704       100%
                                          ==========     ======       ==========     ======

- ---------------

(1) Assumes no exercise of the following stock options and warrants outstanding as of March 31, 1996: (i) options to purchase a total of 4,340,876 shares of Common Stock at a weighted average exercise price of $0.80 per share; and
    (ii) warrants to purchase 100,000 shares of Convertible Preferred Stock at an exercise price of $0.80 per share (convertible into warrants to purchase 100,000 shares of Common Stock at an average exercise price of $0.80 upon the closing of this Offering). Subsequent to March 31, 1996, the Company:
    (i) adopted, subject to shareholder approval, the 1996 Stock Option/Stock Issuance Plan to replace the Stock Option Plan and approved an increase in the total number of shares authorized for issuance thereunder from 5,408,284 to 5,625,000, (ii) granted options to purchase a total of 125,250 shares of Common Stock at a weighted average exercise price of $7.67 per share; and
    (iii) adopted, subject to shareholder approval, the Employee Stock Purchase Plan and reserved a total of 187,500 shares for future issuance thereunder. To the extent options or warrants are exercised, there will be further dilution to new investors in the Offering. See "Management -- 1996 Stock Option/Stock Issuance Plan" and Notes 5, 7 and 10 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Company's financial statements and related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The statements of operations data for the period from inception (August 30, 1993) to December 31, 1993 and for the years ended December 31, 1994 and 1995 and the balance sheet data at December 31, 1994 and 1995, are derived from and qualified by reference to the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The statements of operations data for the three month periods ended March 31, 1995 and 1996 and the balance sheet data as of March 31, 1996 are derived from unaudited financial statements included elsewhere herein and are prepared on a basis consistent with the Company's audited financial statements and, in management's opinion, fairly state the Company's financial position and results of operation as of such dates and for the periods then ended, and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the information.

                                           INCEPTION           YEARS ENDED         THREE MONTHS ENDED
                                       (AUGUST 30, 1993)      DECEMBER 31,              MARCH 31,
                                        TO DECEMBER 31,    -------------------     -------------------
                                             1993           1994        1995        1995        1996
                                       -----------------   -------     -------     -------     -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Advertising........................      $      --       $    --     $   849     $    --     $ 1,656
  Subscription.......................             --            --         184           5          75
                                                ----       -------     -------       -----     -------
          Total revenues.............             --            --       1,033           5       1,731
Cost of revenues.....................             --            --         615          79         690
                                                ----       -------     -------       -----     -------
Gross profit.........................             --            --         418         (74)      1,041
Operating expenses:
  Research and development...........              8         1,063       1,175         177         934
  Sales and marketing................             --            97       1,267          77       2,684
  General and administrative.........             19           360       1,148          98         860
                                                ----       -------     -------       -----     -------
          Total operating expenses...             27         1,520       3,590         352       4,478
                                                ----       -------     -------       -----     -------
Operating loss.......................            (27)       (1,520)     (3,172)       (426)     (3,437)
Interest income (expense) net........             --            10          97           4         (58)
                                                ----       -------     -------       -----     -------
Net loss.............................      $     (27)      $(1,510)    $(3,075)    $  (422)    $(3,495)
                                                ====       =======     =======       =====     =======
Pro forma net loss per share(1)......                                  $ (0.12)    $ (0.02)    $ (0.14)
                                                                       =======       =====     =======
Shares used in computing pro forma
  net loss per share(1)..............                                   25,863      25,966      25,914
                                                                       =======       =====     =======


                                                                DECEMBER 31,                MARCH
                                                       -------------------------------       31,
                                                        1993        1994        1995        1996
                                                       -------     -------     -------     -------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....  $   177     $   568     $ 1,626     $10,114
Working capital (deficit)............................      (99)        458          92       7,131
Total assets.........................................      318         859       5,123      15,747
Long-term obligations................................       --         210         838       2,640
Total shareholders' equity...........................       27         520       2,142           8


- ---------------
(1) See Note 1 of Notes to Financial Statements for an explanation of the determination of the shares used in computing pro forma net income (loss) per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     It is the Company's belief that this Prospectus may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors commencing on page 5 as well as other factors described below and elsewhere in this Prospectus.


OVERVIEW

     Infoseek was formed in August 1993 to develop and provide Internet and World Wide Web ("Web") navigational services. From inception (August 30, 1993) to March 31, 1995, the Company's operations were limited and consisted primarily of start-up activities, including recruiting personnel, raising capital, research and development, and the negotiation and execution of an agreement with ACSIOM to license an information retrieval search engine developed at the University of Massachusetts.

     The Company introduced its first products and services in 1995. During 1995 and for the first quarter of 1996, the Company derived its revenues substantially from the sale of advertisements on its Web pages and, to a lesser extent, from subscription fees for the Company's services. During these periods, advertising revenues accounted for approximately 82% and 96%, respectively, of total revenues. The Company expects to continue to derive substantially all of its revenues for the foreseeable future from selling advertising space on its Web sites. Advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions (displays of an advertisement to the user) for a fixed fee. Advertising revenues are recognized ratably over the term of the contract during which services are provided, and are stated net of customer discounts. Also included in advertising revenues is the exchange by the Company of advertising space on the Company's Web sites for reciprocal advertising space in other media publications or other Web sites or receipt of applicable goods and services. Revenues from these exchange transactions are recorded as advertising revenues at the estimated fair value of the goods and services received and are recognized when both the Company's advertisements and reciprocal advertisements are run or applicable goods or services are received. Although such revenues have been insignificant to date, the Company believes these exchange transactions are of value, particularly in the marketing of the Infoseek brand, and expects to continue to engage in these transactions in the future. The Company has also derived revenues during 1995 and the first quarter of 1996 from fees related to a premium subscription service offered to business and professional users. Revenues from this service are recognized over the period the service is provided. The Company's current business model to generate revenues through the sale of advertising on the Internet is unproven. There can be no assurance that current advertisers will continue to purchase advertising space and services from the Company or that the Company will be able to successfully attract additional advertisers. See "Risk Factors -- Reliance on Advertising Revenues."

     The Company has an extremely limited operating history, which makes it difficult to manage future operations or predict future operating results. The Company did not commence generating revenues until 1995 and has generated limited revenues to date. The Company has incurred significant net losses since inception and expects to continue to incur significant losses on a quarterly and annual basis for the foreseeable future. As of March 31, 1996, the Company had an accumulated deficit of $8.1 million. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by companies in their early stage of development, particularly companies in the new and rapidly evolving Internet market. In order to be successful, the Company must, among other things, continue to attract, retain and motivate qualified personnel, successfully implement its advertising program, continue to upgrade its technologies and commercialize products and services incorporating such technologies, respond to competitive developments and successfully expand its internal infrastructure. As a result of the Company's extremely limited operating history as well as the very recent emergence of the market addressed by the Company, the Company has neither internal nor industry-based historical financial data for any significant period of time upon which to base planned operating expenses. Moreover, most of the Company's contracts with advertising customers have terms of three months or less, with options to cancel at any time. Accordingly, future sales and operating results are difficult to forecast. In addition, significant portions of the Company's revenues to date have been derived from sales to a limited number of customers, and the Company currently anticipates that future quarters will continue to reflect this trend. Therefore, the cancellation or deferral of a small number of advertising contracts or license agreements could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's expense levels are based in part on its expectations as to future revenues and to a large extent are fixed. The Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to the Company's expectations would have an immediate adverse impact on the Company's business, results of operations and financial condition.

     The Company expects that its results of operations may also fluctuate significantly in the future as a result of a variety of factors, including the continued rate of growth, usage and acceptance of the Internet; the rate of acceptance of the Internet as an advertising medium; demand for the Company's products and services; the advertising budgeting cycles of individual advertisers; the introduction and acceptance of new or enhanced products or services by the Company or by its competitors; the Company's ability to anticipate and effectively adapt to a developing market and to rapidly changing technologies; the Company's ability to effectively expand its operations and manage such expansion; the Company's ability to attract, retain and motivate qualified personnel; initiation, renewal or expiration of significant contracts such as the Company's distribution relationship with NYNEX; pricing changes by the Company or its competitors; specific economic conditions in the Internet market; general economic conditions and other factors. In addition, the Company may elect from time to time to make certain pricing, service or marketing decisions or acquisitions that could have a short-term material adverse effect on the Company's business, results of operations and financial condition and may not generate the long-term benefits intended. Due to all of the foregoing factors, it is likely that in some future period, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Risk Factors -- Extremely Limited Operating History; Anticipation of Continued Losses," " -- Potential Fluctuations in Future Results" and " -- Developing Market; Unproven Acceptance of Internet Advertising and of the Company's Products and Services."

RESULTS OF OPERATIONS

     From inception through the first quarter of 1995, the Company's operations were limited and consisted primarily of start-up activities. Accordingly, the Company believes that year-to-year comparisons of 1993 against 1994, year-to-year comparisons of 1994 against 1995, and period-to-period comparisons of the first quarter of 1996 against the comparable period in 1995, are not meaningful. Accordingly the Company has not included such comparisons in the following discussion. Likewise, because of the Company's limited operations in 1995, the Company believes that future period-to-period comparisons against 1995 may also not be meaningful. See "Risk Factors -- Extremely Limited Operating History; Anticipation of Continued Losses."

  Total Revenues

     For 1995 and the first quarter of 1996, total revenues were $1,032,290 and $1,730,905, respectively. In the second quarter of 1995, the Company began selling advertising space on its Web sites. For 1995 and the first quarter of 1996, advertising revenues were $848,650 and $1,655,691, respectively, representing 82% and 96% of total revenues in such respective periods. The balance of total revenues during these periods was derived from subscription fees for a premium service offered to business and professional users.

     In March 1996, the Company and NYNEX entered into a one year agreement, which provides that, beginning in May 1996, the Company will prominently display the BigYellow logo, which represents NYNEX's interactive shopping directory, as the exclusive comprehensive shopping directory within Infoseek Guide. In exchange for such exclusivity, NYNEX will pay to the Company up to an aggregate of $4.6 million in monthly payments, which amount will be decreased proportionately if the number of impressions of the BigYellow logo is below a specified number. NYNEX may extend the term of the agreement for additional one year periods, with the fee to be determined based upon Infoseek's then current advertising rate structure. In addition, NYNEX has the right to cancel or renegotiate the agreement based upon certain relative traffic volumes on the BigYellow and Infoseek Guide sites. There can be no assurance that the NYNEX arrangement will prove to be mutually beneficial or that it will be continued after its initial term or that the Company will be able to produce the levels of traffic that NYNEX has negotiated. See "Risk Factors -- Potential Fluctuations in Future Results," " -- Reliance on Advertising Revenues" and "-- Developing Market; Unproven Acceptance of Internet Advertising and of the Company's Products and Services," "-- Change in Netscape Relationship and Dependence on Other Third Party Distribution Relationships" and "Business -- Marketing and Distribution of the Infoseek Brand."

  Cost of Revenues

     For 1995 and the first quarter of 1996, cost of revenues were $614,622 and $689,480, respectively, representing 60% and 40% of total revenues in such respective periods. Cost of revenues consist primarily of expenses associated with the enhancement, maintenance and support of the Company's Web sites, including telecommunications costs and equipment depreciation. Cost of revenues also includes expenses associated with the licensing of certain third-party technologies, consisting in 1995 and the first quarter of 1996 primarily of amortization of the initial license fee for the ACSIOM search engine, as well as on-going royalties based on usage of the product. The initial license fee is amortized at a rate of $37,316 per quarter, commencing with the first quarter of 1995 and ending in the second quarter of 1996. Royalty fees to ACSIOM were paid commencing in the first quarter of 1995 and will continue as long as the Company utilizes the subject technology.

  Operating Expenses

     The Company's operating expenses have increased significantly in absolute dollar amounts each quarter in 1995 and 1996, as the Company has transitioned from the product development stage to the marketing of its services and products and expansion of its business. The Company expects operating expenses will continue to increase in the future as the Company continues to seek to expand its business.

     The Company recorded aggregate deferred compensation of $4,050,400 during the fourth quarter of 1995 and first quarter of 1996 in connection with certain stock options granted in the fourth quarter of 1995 and the first quarter of 1996. The amortization of such deferred compensation is being charged to operations over the vesting periods of the options, which are typically four years. For 1995 and the first quarter of 1996, the amortized expenses were $22,900 and $313,650, respectively. The amortization of this deferred compensation will continue to have an adverse effect on the Company's results of operations. See Note 6 of Notes to Financial Statements.

     Research and Development. For 1995 and the first quarter of 1996, research and development expenses were $1,174,849 and $933,988, respectively, representing 114% and 54% of total revenues in such respective periods. Research and development expenses consist principally of personnel costs and equipment depreciation. Costs related to research, design and development of products and services have been charged to research and development expense as incurred. See
Note 1 of Notes to Financial Statements. The Company believes that a significant level of product development expenses is required to remain competitive. Accordingly, the Company anticipates that it will continue to devote substantial resources to product development and that these costs will substantially increase in absolute dollars in future periods.

     Sales and Marketing. For 1995 and the first quarter of 1996, sales and marketing expenses were $1,267,492 and $2,683,579, respectively, representing 123% and 155% of total revenues in such respective periods. Sales and marketing expenses consist primarily of compensation of sales and marketing personnel and promotional expenses. Sales and marketing expenses in the first quarter of 1996 also included payments made to Netscape pursuant to an advertising revenue sharing arrangement for the listing of the Company's product on the Netscape Web page. Historically a large portion of the Company's traffic was derived through Netscape's Web page. During 1995, the Company paid no fees to appear on Netscape's Web page. From January 1, 1996 to March 31, 1996, the Company was listed as the sole premier "Net Search" partner on the Netscape Web page for which the Company paid Netscape 50% of the related net advertising revenue. In March 1996, Infoseek entered into an agreement with Netscape, which provides that Infoseek will be listed as a non-exclusive premier provider of navigational services on Netscape's Web page for the period April 10, 1996 to March 31, 1997. During the 30 day period from April 11 through May 10, 1996, the Company's average daily traffic was approximately 47% of its average daily traffic for the 30 day period immediately prior to the change from being Netscape's sole premier provider to one of five premier providers. There can be no assurance that the Company will be able to maintain or increase its current level of traffic. This agreement with Netscape provides for payments of up to an aggregate of $5 million to Netscape over the course of the term of the agreement. The Company has the right to terminate the agreement at the end of six months, in which case payments to Netscape would be reduced by an aggregate of approximately $2.5 million. The Company expects to continue hiring additional sales and marketing personnel and to increase promotional and advertising expenses, and anticipates that these costs will substantially increase in absolute dollars in future periods. See "Risk Factors -- Change in Netscape Relationship and Dependence on Other Third Party Distribution Relationships."

     General and Administrative. For 1995 and the first quarter of 1996, general and administrative expenses were $1,147,507 and $860,111, respectively, representing 111% and 50% of total revenues in such respective periods. General and administrative expenses consist primarily of compensation of administrative and executive personnel, occupancy costs and fees for professional services. The Company anticipates that its general and administrative expenses will continue to increase significantly in absolute dollar amounts as the Company expands its administrative and executive staff, relocates to new facilities, adds infrastructure and incurs additional costs related to being a public company, such as expenses related to directors' and officers' insurance, investor relations programs and increased professional fees.

  Income Taxes


     Due to the Company's loss position, there was no provision for income taxes for any of the periods presented. At December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $4 million and $600,000, respectively. The federal net operating loss carryforwards will expire beginning in 2008 through 2010, if not utilized, and the state net operating loss carryforwards will expire in the years 1998 through 2000. Certain future changes in the share ownership of the Company, as defined in the Tax Reform Act of 1986 and similar state provisions, may restrict the utilization of carryforwards. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset due to the lack of earnings history of the Company. See Note 8 of Notes to Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES


     From inception through March 31, 1996, the Company financed its operations and met its capital expenditure requirements primarily through cash proceeds from private sales of stock totaling $15,887,302. The Company had $1,625,967 and $10,114,023 in cash and cash equivalents and short term investments at December 31, 1995 and March 31, 1996, respectively. In April 1996, the Company raised additional net proceeds of $8,088,000 from private sales of Preferred Stock.


     In 1995 and the first quarter of 1996, operating activities used cash of $1,468,104 and $2,074,806, respectively. The net cash used during these periods was primarily due to net losses and increases in accounts receivable, partially offset by increases in accrued liabilities and in 1995 an increase in accounts payable. In 1995 and the first quarter of 1996, investing activities used net cash of $3,325,522 and $750,993, respectively, primarily associated with the purchase of property and equipment and net short-term investments. Financing activities generated cash of $5,354,602 and $11,810,726 in 1995 and the first quarter of 1996, respectively, primarily from preferred stock sales and equipment loans.


     Following is a summary of the Company's commitments for the next five years:



- --------------------------------------------------------------------------------
                        COMMITMENT                                      AMOUNT
- --------------------------------------------------------------------------------------------------------
        - Facilities leases and equipment loans at                    $3,717,137
        March 31, 1996
- --------------------------------------------------------------------------------------------------------
        - Amortization of initial fees for license    $37,316 per quarter, ending second quarter
        of technology from Acsiom                     of 1996
- --------------------------------------------------------------------------------------------------------
        - Support fees and royalty payments in        $10,000 per quarter plus 4% of certain
        connection with license of technology from    related revenues as long as Company
        Acsiom                                        continues to utilize the subject
                                                      technology
- --------------------------------------------------------------------------------------------------------
        - Amounts payable to Netscape pursuant to                  up to $5,000,000
        March 1996 Agreement
- --------------------------------------------------------------------------------------------------------
        - Customization, installation, sub-license    Approximately $180,000 in the aggregate
        start-up and monthly license fees in          through 1997
        connection with the license of software
        technology from HNC
- --------------------------------------------------------------------------------------------------------
        - Royalty fee based on a percentage of        In order to maintain the exclusivity of
        certain future related revenues in            the arrangement, certain annual minimum
        connection with the license of software       royalties are required, which are expected
        technology from HNC                           to be approximately $60,000 in the
                                                      aggregate through 1997
- --------------------------------------------------------------------------------------------------------
        - Royalty payments to XEROX in connection     Up to $200,000 per year in 1996 and 1997,
        with license of certain linguistic            and $300,000 in 1998
        analysis technology from XEROX
- --------------------------------------------------------------------------------------------------------
        - Facilities leases and equipment loans at                    $3,717,137
        March 31, 1996
- --------------------------------------------------------------------------------------------------------
        - Payments for certain technology             $60,000 per year through 1999
        previously licensed by the Company and
        fully expensed, that the Company has
        determined subsequently not to include in
        its products and services
- --------------------------------------------------------------------------------------------------------



     The Company has no other material commitments and expects to incur significant capital expenditures to support expansion of the Company's business.


     The Company expects to use the net proceeds of this Offering for the uses referenced in the previous paragraph as well as general corporate purposes, including the expansion of the Company's product development and sales and marketing organizations and working capital. Furthermore, from time to time the Company expects to evaluate the acquisition of products, businesses and technologies that complement the Company's business, for which a portion of the net proceeds may be used. The Company does not, however, currently have any understandings, commitments or agreements with respect to any such acquisitions. Management expects that cash in excess of current requirements will be invested in investment grade, short-term interest-bearing securities. See "Risk
Factors -- No Specific Use of Proceeds."

     The Company currently anticipates that the net proceeds of this Offering and its recent Series E Preferred Stock financing, together with available funds and cash flows generated from advertising revenues, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion for at least the next 12 months. Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner, however, in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, it would limit the Company's ability to fund expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such limitation could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk
Factors -- Future Capital Needs; Uncertainty of Additional Financing."

                                    BUSINESS

     Infoseek develops and provides branded, comprehensive Web-based navigational services that help users access and personalize the vast resources of the Internet. The Company's primary service offering, Infoseek Guide, is a free service targeted at individual users. The Company believes that Infoseek Guide goes beyond the functionality offered by other search engines and directory services, by aggregating and packaging the resources of the Internet to serve individuals' unique and personal interests and create rich Internet experiences. The Company believes that Infoseek Guide has been well received by consumers and has achieved a strong brand presence among Web users. Infoseek Guide has won a number of industry awards including "Number 1 Rated Search Engine" (PC Computing Sept 95), "Best of the Test " (Internet World May 96) and "MVP: Internet Tools " (PC Computing Dec 95). The Company is currently working on its next generation search engine, Ultraseek, which the Company plans to release in the second half of 1996. Ultraseek will enable the searching of a much greater number of Web sites at even faster speeds with the same level of accuracy for which Infoseek Guide is currently known.

INDUSTRY BACKGROUND

     The Internet was originally created by the U.S. government to facilitate the exchange of information and electronic mail ("email") between a limited number of academic institutions, defense contractors and government agencies. The Internet was commercialized in the late 1980s and 1990s and technological enhancements have since extended the Internet's reach to consumers and businesses. The most important technological enhancement to the Internet was the creation of the World Wide Web (the "Web") in the early 1990s. The Web is an interactive environment, which facilitates the exchange of multimedia-rich information and entertainment resources among users worldwide. In addition, recent technological developments have enabled consumers and businesses to use the Web for buying and selling products and services. As a result, the Web has changed, and will continue to change the way in which people exchange information, communicate with each other and distribute products worldwide.

     According to a February 1996 issue of Business Week, there were approximately 200,000 Web sites in January 1996. A number of factors have contributed to the growth of the Web. The open nature of the Web enables any individual or organization to publish a Web site. New software-based authoring tools have lowered the cost of publishing content on the Web relative to conventional publishing methods and enabled new, exciting forms of multimedia content. The cost of delivering content to a large audience is lower than that of conventional media, consisting only of the cost of maintaining and operating computer equipment. In addition, the interactive nature of the Internet provides an environment in which content providers can track the appeal of their content by measuring the number of visits to a Web site and can respond quickly to consumers' changing tastes and needs.

     The dramatic increase in Web-based information and entertainment has increased the appeal of the Web to consumers and has driven the high growth in traffic on the Web. Continued enhancement to the Internet, such as support for secured transactions, multimedia offering technology and new compression technologies, should continue to attract new content providers to this medium. According to International Data Corporation, the number of Internet users is forecasted to increase from 56 million at the end of 1995 to 200 million by the end of 1999.

  Navigating the Web

     The rapid growth in content on the Web combined with the Web's unindexed nature presents significant challenges for consumers seeking Internet-based information and resources. Until the emergence of navigational tools, users had to know a lengthy Web address for each specific site, or had to move from Web site to Web site using hypertext links, searching for relevant information. Content providers and advertisers also faced difficulties in making the existence and location of their Web sites widely known and available to their target audiences.

     A number of tools have emerged to assist users in locating information on the Web, including Web directories and search engines. Web directories are typically compiled manually and list Web sites by specific topics of interest. Directories generally list Web sites by their hypertext address, enabling a user to go directly to the listed site by clicking on the address. Entries in a directory also may contain Web site descriptions or reviews. Search engines offer users the ability to search Web sites based upon specific word or phrase queries. Search engines typically use automated software that "crawls" the Web to continuously capture and store updated Web site information. The information is then indexed in a database in order to provide immediate retrieval of relevant Web site listings in response to a query.

     Although search engines and directories help users navigate the Web, the Company believes that these tools have certain limitations and that there is an opportunity to provide added value to the consumer experience. One of the problems not solved by most search engines and directories is that once consumers have found specific Web sites of interest, the services do not place that information in a broader context of other related and relevant Web resources. Consumers must often make iterative searches or move from Web site to Web site in order to achieve a complete response to their search, find related information and feel that they have fully explored the Internet resources available to them.

     The Company believes that there is an opportunity to provide more comprehensive services that not only provide specific and relevant responses to consumer searches, but also aggregate and package the rich content resources of the Web in order to serve a consumer's unique and personal interests and create a rich Internet experience. The Company believes that consumers will respond to services that aggregate specific and relevant responses to queries with other relevant and related Web sites, targeted advertising, personalized news services, discussion groups, and other resources. The Company believes that services which bring together relevant content from among the vast resources on the Internet will enhance the consumer's Internet experience, attract a high volume of traffic and build brand loyalty.

  Advertising on the Web

     With the growth in the number of Internet users and content providers, the Internet has begun to develop the attributes of a conventional mass medium, where advertising subsidizes content delivered to users. Forrester Research, Inc. estimates that spending on Web-based advertising will increase from $37 million in 1995 to approximately $700 million by 1998. Moreover, the 1995 Commerce Net/Nielsen Internet Demographics Survey indicates that on average, Web users are upscale, professional and educated, providing an attractive demographic profile for advertisers.

     Advertisers have recognized that the interactive nature of the Internet can provide an environment where advertising may become more effective than it is in other more conventional print and broadcast media. The interactive and global nature of the Internet has the potential to enable advertisers to target specific audiences, measure the popularity of advertising content and make timely changes in response, reach worldwide audiences cost-effectively, and create innovative and interactive advertisements. The Company believes that increases in transmission bandwidth through higher speed Internet connections, and wider multimedia enabling technologies for the Web, such as Java, VRML and others, will also increase the appeal and effectiveness of advertisements and make the Web an even more attractive platform for advertising.

     Advertisers currently face difficulties, however, in placing their advertisements strategically on the Web. It is difficult for advertisers to understand the volume and demographics of traffic patterns on Web sites. As a result, advertisers can find it difficult to make the existence and location of their advertisements widely known and target their audiences effectively. The Company believes that, in the near term, advertisers will migrate to sites which can offer a high number of impressions per day. The Company also believes that, over time, advertisers will be attracted to those services that experience a high volume of traffic, track consumers carefully and deliver advertisers audiences that fit specific buying profiles. In order to provide such audiences to advertisers, services and sites must develop technologies to enable them to conduct complex demographic and psychographic profiling of their consumers. By understanding their audiences, services and sites will be able to match advertisements with buyers, resulting in targeted, high impact advertising ("narrowcasting" or "microcasting"). The Company believes that those sites and services which both garner a high volume of traffic and offer advertisers the ability to target specific audiences effectively will be in the best position to take advantage of the advertising opportunity on the Web.

THE INFOSEEK SOLUTION

     Infoseek develops and provides branded, comprehensive Web-based navigational services that help users access and personalize the vast resources of the Internet. Infoseek's primary service offering, Infoseek Guide, not only provides specific and relevant responses to consumer searches, but also aggregates and packages the resources of the Internet in order to serve a consumer's unique and personal interests. By integrating the capabilities of a search engine and a directory, Infoseek packages specific responses to search queries with communities of related Web, USENET and branded third party content and targeted, related advertising. By creating communities of related information in real-time for users, Infoseek Guide satisfies the needs of consumers to access relevant and related information, the needs of content providers to reach interested audiences, and the needs of advertisers to deliver advertisements to a targeted group of potential buyers.

     With every search on Infoseek Guide, the consumer receives some or all of the following: specific and relevant Web site listings in response to the query, a directory of other related Web sites, related and appropriate advertising, unique editorials on related subjects by well-known third party content providers, links to relevant discussion groups and other resources. For example, a user who enters the query "rock music concerts in San Francisco" would find not only a listing of relevant Web pages, but would also find a link to the Billboard Online section of the iZone (a third-party sponsored editorial feature related to popular music) and a directory of related topics including regional music, alternative music, music stores, and jazz that would be linked to other related Web sites. The user may also see advertising appropriate to the user's interests in rock music. The Company believes that the creation of real-time content enhances a user's Internet experience by immediately linking the user to an environment of relevant and related content and information. The Company also believes that its service has the following advantages:

     - State-of-the-Art Searching. The search engine underlying Infoseek Guide, which has been licensed from ACSIOM, is noted for its high accuracy and ability to quickly perform complex searches. The Company's search engine has won a number of industry awards, including "Number 1 Rated Search Engine" (PC Computing Sept 95), "Best of the Test " (Internet World May
       96) and "MVP: Internet Tools " (PC Computing Dec 95). The Company is currently working on its next generation search engine, Ultraseek, which the Company plans to release in the second half of 1996. Ultraseek will enable the searching of a much greater number of Web sites at even faster speeds with the same level of accuracy for which Infoseek Guide is currently known.

     - Search-in-Context. Infoseek Guide integrates search and directory functions, providing not only specific responses to user queries, but also direct links in real-time to areas of content of interest that contain relevant content related to the specific request. Through this approach, consumers can either find specific answers to a search query or access a broader environment of other relevant and related information on the Internet.

     - Co-branded third party content. Infoseek Guide incorporates timely and unique third party content created exclusively for Infoseek by leading media publishers. The range and breadth of material on the Web is often confusing for consumers, which makes branded, credible information providers more visible and valuable. Infoseek believes it adds value to the consumer experience by including editorial material from these branded content providers in response to user searches. Current third party content providers include:
       Conde Nast Publications, MacWorld, PC World and SportsLine.

The Company plans to continue to enhance the attractiveness of its service to users through additional features and functionality. Infoseek is currently developing several enhancements to Infoseek Guide, which will allow for personalization of content and advertising according to user interests. These enhancements are expected to be released by fall 1996, and will allow users to create permanent filters for Internet-based information such as newswires, stock quotes, USENET listings and other Internet resources.

     The Company believes that by matching the interests of users with appropriate content and advertisements and by offering the significant traffic generated by Infoseek's services, it delivers better value to content providers and advertisers seeking to reach larger or more targeted audiences. The Company believes that through its service, content providers gain increased exposure to interested users since these users are linked to broader communities of related content when undertaking search requests. For example, Billboard Online, one of the Company's third-party providers, would be listed in response to most queries regarding music related items.

     Infoseek's services provide advertisers with an increased ability to undertake measurable, targeted, cost-effective and interactive advertising on the Internet. The Company's services provide advertisers with the flexibility to target the mass audience of the Internet by advertising on the Company's general search pages, to target special interest groups by placing advertisements on directory pages, or, to narrowcast advertisements to specific audiences by placing advertising only when the user's query contains a specific word that has been designated as a key word for a particular advertiser. The Company believes that each of these types of advertising can provide significant value to advertisers. While larger, mass market campaigns increase brand awareness, narrower campaigns through directory ads or keyword ads provide opportunities to engage in high response, product specific advertising. The Company is also actively exploring new technologies which will allow compilation of anonymous profiles of user behavior and interests, to more closely match the interests of audiences and advertisers.

BUSINESS STRATEGY

     The Company's objective is to establish itself as the dominant branded media navigation and content aggregation service provider on the Internet. The Company seeks to build a high volume of traffic on its services to provide a preferred platform for content providers and advertisers to reach their target audiences. At the core of the Company's strategy, the Company seeks to provide real-time, content rich Web communities that create value for the user and establish the Company's platform as an attractive medium for advertisers. The Company's strategy contains the following key elements:

     Create Brand Recognition and Consumer Loyalty. The Company believes that, as with many conventional media, branding and consumer loyalty on the Internet are highly dependent on the aggregation and packaging of content into innovative and appealing products and the effective marketing of such products to consumers. To this end, the Company developed Infoseek Guide, a navigation and content aggregation service that differentiates the Company's service and enhances a user's Internet experience through the real-time creation of Web communities. The Company intends to build upon its technical and media expertise to develop innovative new services, as well as enhance and expand existing service offerings. The Company also promotes its brand through online and print advertising and other promotional activities. The Company believes that these promotional campaigns are an important component in building brand awareness in the emerging Internet market.

     Create Innovative Solutions for Advertisers. The Company seeks to provide advertisers with innovative solutions to effectively reach their target audiences through the Internet. The Company currently offers a broad range of customized alternatives for advertisers, providing advertisers with the flexibility to target mass audiences or specific communities, or link advertisements to keyword searches. In addition, the Company is actively exploring new technologies which will enable advertisers to utilize user demographic, profile, and psychographic information. For example, the Company has entered into a letter of intent with HNC which provides that the Company and HNC will jointly develop an advertising and management system to anonymously track individual usage behavior that is based upon technology developed by HNC. The Company believes that these innovative advertising approaches, which will allow advertisers to microcast advertisements to specific user types based on sophisticated analysis of searching behavior, will significantly differentiate the Company's services.

     Utilize Leading-edge Search and Directory Technologies. The Company believes that technology is an important component in differentiating its services. Accordingly, the Company develops and licenses from third parties leading-edge technologies which aid the Company in providing Internet users with quick, precise and thorough search results, and comprehensive state-of-the art directory services. For example, the Company is currently working on its next generation search engine, Ultraseek, which the Company plans to release in the second half of 1996. Ultraseek will enable the searching of a much greater number of Web sites at even faster speeds with the same level of accuracy for which Infoseek Guide is currently known. The Company also intends to develop, through its relationship with HNC, leading-edge, proprietary technology for the automated abstracting and categorization of Web sites.

     Create and Expand Branded Content Partnerships. The Company seeks to co-brand its service offerings with recognized third-party content in order to enhance the value of the Infoseek brand. The Company believes that the use of third party branded content may lead to higher perceived editorial value and provide incremental distribution outlets and cross-promotion opportunities. In addition, by not developing content in-house, the Company is able to lower editorial costs. The Company has developed a series of third-party sponsored editorial Web pages, called iZones, that cover special interest group topics, such as music, sports or travel. The sponsors are companies with either product or publishing brands relevant to the category, such as SportsLine, a sports news and information service. The Company intends to aggressively build and extend the branded content available through Infoseek Guide by continuing to develop alliances with leading media companies and content providers.

     Maximize Audience Reach through Distribution Relationships. The Company seeks to form relationships that maximize audience reach and create alternate distribution channels to the Company's services. The Company established as one of its earliest and primary distribution channels an initial relationship with Netscape to be the sole premier "Net Search" navigational service on the Netscape Web page. This relationship enabled the Company to gain access to a large audience and build early brand awareness. Netscape has since implemented a new "Net Search" display, in which several navigational service providers are rotated through the most visible position on the page. In order to maximize exposure, the Company has broadened and will continue to broaden its distribution channels through other relationships, such as with Microsoft, NETCOM, NYNEX, Verity and Quarterdeck. The Company intends to continue to aggressively expand its distribution relationships.

     Leverage Media and Technical Expertise. The Company believes that the Internet represents a technology-driven mass medium in which advertising will subsidize content. As a result, in-depth knowledge and understanding of publishing, advertising, technology and media will be critical elements to success for any navigational service company. To this end, the Company has assembled a management team with a depth of experience in these areas. The Company's executive officers have experience at Time, McGraw-Hill, Cahners Publishing, Foote Cone & Belding, US News & World Report, Frame Technology, 3COM, Apple, NetFRAME, Mastercard International and The Wall Street Journal. The Company also believes that directly establishing and maintaining relationships with advertisers will become increasingly important in maintaining and capturing incremental advertising market share. Accordingly, the Company has assembled a highly experienced, direct sales force to promote and accelerate advertising sales.

INFOSEEK NAVIGATIONAL SERVICES

     Infoseek's primary service offering, Infoseek Guide, is a navigation and content aggregation service targeted towards individuals and offered free to users. In addition to Infoseek Guide, the Company offers Infoseek Professional, a subscription-based service featuring premium content from commercial information databases and targeted to business and professional users. The Company plans to continue to introduce new services for individual and organizational markets over time. The Company's current and future service offerings are described below:

  Infoseek Guide

     Infoseek Guide, the Company's primary navigation and content aggregation service, assists users in locating relevant information on the Internet. Infoseek Guide provides to the user fast and relevant search results in response to the user's query. Moreover, Infoseek Guide's integrated search and browse functions guide the user to a real-time generated, personalized, Web community related to the area of inquiry. Infoseek Guide is offered free of charge to Internet users. Introduced in January 1996, Infoseek Guide is a successor to the Company's initial search service launched in April 1995.

     Infoseek Guide integrates multiple methods of obtaining information from the Internet. Users are presented with four principal resources -- Search, Directory, iZones and Toolbar -- from which they can launch specific queries, browse or access proprietary content.

     - Search: The Search function allows the user to effect query-based searches of the Web, USENET News and other premium content databases or the Directory. To perform a search, a user types a query in the search box and is then presented a highly specific response from a search of the entire database. A search can be effected using either simple keywords, full text (natural languages) or more formalogic formats such as boolean. For example, a user can search for "Olympics and Atlanta" or type in "Tell Me About the Atlanta Olympic Games." The Search function utilizes sophisticated techniques to allow users to obtain specific results for queries, such as "AT&T", "NeXT," "49ers" or "Vitamin C," which can pose significant challenges to other search services, due to the case sensitive, numerical or singular letter aspect of the query. Infoseek Guide has won a number of industry awards including "Number 1 Rated Search Engine" (PC Computing Sept 95), "Best of the Test " (Internet World May 96) and "MVP: Internet Tools " (PC Computing Dec 95). In addition, the Company is currently working on its next generation search engine, Ultraseek, which the Company plans to release in the second half of 1996. Ultraseek will enable the searching of a much greater number of Web sites at even faster speeds with the same level of accuracy for which Infoseek Guide is currently known.

     - Directory: Directory is a hierarchical listing of Web pages that have been selected and abstracted by the Company and organized by category. As of March 31, 1996, Directory consisted of over 25,000 abstracted entries. Directory enables a user to click on a directory entry such as Arts & Entertainment or Sports, and to look through a hierarchy of relevant Internet sites for areas of interest. For example, under Sports, the user can proceed from Baseball to Players, and finally, to Ken Griffey Jr. Directory assists the user by providing abstracts of each directory entry. In addition, the Company has entered into a letter of intent with HNC to license certain technology from HNC which is intended to allow the Company to enhance the Company's Web Directory feature. Infoseek expects to use this technology to automate the construction of Directory categories, the assignment of Web pages to each Directory category and the creation of abstracts for each Web page included in the Directory, as well as to increase the number of entries in the Directory.

     - iZone: iZones are special interest editorial features created exclusively for Infoseek by leading third party content providers. In response to specific user queries, Infoseek Guide displays a prompt to link a user to context relevant iZones. For example, if the user effects a golf-related query, the search response will provide an iZone button that enables access to an iZone created by iGolf. Each iZone contains a short editorial on a specific topic of interest and links to other relevant and related Web sites. iZones provide sponsors with an opportunity to reach a community of consumers having an interest in the sponsor's product, and creates a pathway to the sponsor's editorials and Web page. The Company's iZone sponsors as of April 25, 1996 are:


       --------------------------------------------------
       SPONSOR                                             IZONE                       DESCRIPTION
       Billboard Online/BPI Communications                 The Front Row               Pop music
       Campus Concepts                                     Campus Commons              Student life
       Epicurious/Conde Nast Publications, Inc.            The Dining Room             Food and drink
       HomeArts/The Hearst Corporation                     The Living Room             Home and lifestyle
       Hoover's Online/The Reference Press, Inc.           Company Profiles            Company profiles
       InterZine Productions                               iGolf                       Golf
       Imaging Publishing, Inc./The Net                    CyberArts                   Fine art online
       Inc. Online                                         The Enterprise Zone         Small business information
       Inc. Online                                         The Inc. 500                Tips for small businesses
       Macworld Online/IDG                                 Macintosh Shareware         Shareware for Macs
       MoneyHunter/MoneyHunt Properties LLC                Growth Capital              Entrepreneurial information
       Next Generation Online/Imagine Publishing, Inc.     The Arcade                  Computer/video games
       PC World Online/IDG                                 Silicon Alley               Personal computers
       Quote.com                                           Stock Quotes                Stock quote lookups
       SportsLine USA                                      The Sports Arena            Sports news
       TV1/New Century Productions                         TV Times                    Television schedules
       Viewz                                               Home Computing              Computers for at-home use
       Women's Wire/Wire Networks/News Update              Fashion Plate               Fashion trends

     - Toolbar: The Toolbar is a set of buttons available on the Infoseek user interface that provide users simple and instantaneous access to certain premier content providers in areas of general interest, such as news, weather, stock prices and interactive shopping directories. For example, the toolbar options Fast Facts and World News allow the user to directly access such resources as Reuters world news, directories of email addresses, phone numbers, and reference materials such as online dictionaries and a thesaurus. The Toolbar also allows users direct access to a listing of iZones and the ability to initiate new searches. The following is an illustration of the Company's current Toolbar:

                                         LOGO

     Infoseek Guide operates with most popular Web browsers. Although browser features vary by manufacturer and version, Infoseek Guide automatically configures itself to conform to the specific features of each user's browser. Where available, Infoseek Guide employs advanced features such as frames, which organize the screen format into clickable areas to enhance the usability of the service and the appeal to advertisers.

     iSeek. Infoseek recently released iSeek, a new software program. iSeek is an extension of the Infoseek Guide that can be downloaded directly onto the user's desktop and makes it easier for the user to access Infoseek Guide. In its first release in March 1996, iSeek consists of a collection of "hot buttons" that connect users directly to Infoseek Guide. A user who clicks on "Stock Quotes" or "Headline News," for example, can be connected to a personalized portfolio, or the latest headlines.

     Future Enhancements. The Company plans to continue to enhance the attractiveness of its service to users through additional features and functionality. Infoseek is currently developing several enhancements to Infoseek Guide, which will allow for personalization of content and advertising according to user interests. These enhancements are expected to be released by fall 1996, and will allow users to create permanent filters for Internet-based information such as newswires, stock quotes, USENET listings and other Internet resources.

     Infoseek Professional. Infoseek Professional is a subscription-based service targeted primarily to professional and business users of commercial online data and content. Infoseek Professional provides access to multiple, premium content databases in addition to the standard collections of Web pages, USENET News, and wire services more widely available on the Internet. Infoseek Professional provides a lower cost means to access a broad range of information databases as compared to individual premium service subscriptions. Infoseek Professional has not been a source of significant revenues to date for the Company.

TECHNOLOGY

     The Company believes it can differentiate itself by developing innovative proprietary technology and integrating technology licensed from third parties where appropriate. The Company's strategy is to develop and license only technologies that are able to scale with the growth in content on the Internet, in order to enable the Company to cost-effectively adapt and grow with the Internet.

  Core Search Engine Technology

     The Company's current search engine technology is based upon technology licensed perpetually from ACSIOM to the Company. The Company's search engine has won a number of industry awards, including "Number 1 Rated Search Engine" (PC Computing Sept 95), "Best of the Test " (Internet World May 96) and "MVP:
Internet Tools " (PC Computing Dec 95).

     The Company's search engine seeks to deliver high accuracy, which is characterized by the level of precision and the level of recall. Precision and recall are two criteria by which the effectiveness of a search engine technology is often measured. Precision is a measure of how effectively a search engine calculates the relevance of documents that match the query. Recall is a measure of what percentage of the total number of relevant documents in the database are found during the search. Together, these two measures of search engine performance tend to be the most important factors to users in evaluating the accuracy and usefulness of a search engine. For example, in a database of 100 documents with two documents that exactly match the desired query, the ideal search engine would retrieve only the two matching documents, thereby achieving both 100% precision and 100% recall.

     In addition, due to the dynamic nature of the Internet, the retrieval of up-to-date information has become another key factor for the evaluation of Internet search services. To bring current information to the user, the Company's technology refreshes its entire database of Web pages no less frequently than every four weeks, while regularly updating with new Web pages. This enables Infoseek Guide to deliver accurate, relevant and up-to-date search results.

     Infoseek's search engine is able to recognize proper nouns and analyze keyword proximity. A request in Infoseek Guide for "Pete Rose" will return the former baseball player and not a large selection of flowers or other persons named "Pete," thereby retrieving more accurate results. In addition, the technology is case-sensitive, so that it can distinguish between a search for "NeXT," the computer company, and "next," the common word. Another key element of the technology include its ability to "stem" words so that all tenses and inflections of a word (such as stop, stops, stopped and stopping) are considered in the search. Stemming, improperly performed, results in the retrieval of large volumes of irrelevant information. The technology also makes use of operators that can filter documents by either requiring a specific term to appear in all search results or rejecting any results containing a specific term. Field operators are also used so that a search term may be linked to or excluded from a specific portion, or field, of a document, such as the title of a document.

     To facilitate the ease of use of the service, Infoseek Guide includes a sophisticated technology to interpret "natural language" queries. Although most current search engines also provide natural language capabilities, the results achieved may differ dramatically. The Infoseek technology is based upon a weighting of various factors such as the case of the words in the search phrase, how common the words appear in usage, word proximity and how the words appear in the pages searched. By using the stemming, case-sensitivity, word proximity, operators and other algorithms in the search engine, Infoseek Guide is able to retrieve highly accurate and relevant results.

     The Company has also provided a proprietary Web spider which works in conjunction with the original ACSIOM technology to enhance the performance of the search engine. A Web spider is software that identifies and catalogs pages on the Web. This catalog, when indexed with text retrieval software such as the Company's search engine, can be quickly accessed by keyword or phrase. Together, the search engine technology and the Web spider technology are used to index Web pages, the Directory, iZone pages, and other sources of content. When the user submits a query, such as "Explain the lyrics to Penny Lane", the engine searches the Web index created by the Web spider, the indices for the iZone and other content, to provide a list of 'hits' ordered by the relevance of the hits to the user's query.

     The Company is currently working on its next generation search engine, Ultraseek, which the Company plans to release in the second half of 1996. Ultraseek will enable the searching of a much greater number of Web sites at even faster speeds with the same level of accuracy for which Infoseek Guide is currently known.

     To enhance the capabilities of Ultraseek, the Company has recently licensed certain software technologies from XEROX for the linguistic analysis of document content and search terms. The Company will pay a royalty to XEROX based on the usage of the technology, an amount up to $200,000 per year in 1996 and 1997, and $300,000 in 1998. After payment of such $700,000 in royalties, the Company will have a fully paid, perpetual license to the technology. This technology will be licensed to the Company on a partially exclusive basis for the first year and on a nonexclusive basis thereafter.

     In addition, the Company has entered into a letter of intent with HNC to license certain technology from HNC that is intended to allow the Company to enhance the Company's Web Directory feature. Infoseek expects to use this technology to automate the construction of Directory categories, the assignment of Web pages to each Directory category and the creation of abstracts for each Web page included in the Directory. All of these processes are currently being performed manually. Accordingly, the Company is depending upon the proposed technology to reduce the cost of expanding its Directory feature. There can be no assurance that a definitive agreement will be reached or that the HNC technology will function as anticipated or will provide the intended benefits, and any such deficiency could require the Company to incur significant increased costs to expand its Directory as planned. See "Risk Factors -- Dependence on Technology Suppliers."

  Advertising Management

     Infoseek has developed certain proprietary systems for the instantaneous placement of advertisements with targeted audiences on appropriate Infoseek Guide Web pages. Infoseek's advertising management systems are capable of presenting in real-time advertising that corresponds to a user's inquiry. If certain key words have been purchased by more than one advertiser, the system automatically determines which advertisement is displayed based upon the number of impressions under contract and delivered to date. As part of the Company's proprietary advertising management system, Infoseek also maintains a database that tracks the number of searches of each word queried by Infoseek users, the number of browses through each Directory category and the number of impressions of each advertisement. This system assists the Company in estimating the number of expected impressions of specific advertisement options marketed by the Company or otherwise sought by advertisers.

     In April 1996, the Company licensed certain software technology from HNC. The Company intends to utilize the software technology to develop an advertising and audience management system to optimize the matching of advertisements with the appropriate audience. The software will be modified according to the Company's specifications to integrate it into the Company's advertisement placement system. This technology will be licensed to the Company for an initial five year term beginning upon the initial acceptance of the software by the Company. The Company expects that the proposed technology will provide significant technological improvements to the Company's advertising and audience management systems. The Company expects the proposed technology to provide significant technological improvements to the Company's advertising and audience management systems. There can be no assurance that such system will be successfully developed. See "Risk Factors -- Dependence on Technology Suppliers."

ADVERTISING SALES

     Infoseek derives substantially all of its revenues from the sale of advertisements. These advertisements appear on the Infoseek Guide Web page when a user enters the service, performs a search, or browses through the Directory or Toolbar. Advertising revenues represented 82% and 96% of the Company's total revenues for fiscal 1995 and the first quarter of 1996, respectively. The Company believes it has been able to achieve its advertising revenues to date primarily through the extensive knowledge and relationship-base of its direct-sales force and through the products and technological advantages it can offer advertisers.

  Sales Force

     As of March 31, 1996, Infoseek's advertising sales staff consisted of 20 representatives located in Santa Clara, New York, San Francisco, Atlanta and Boston. The staff collectively has advertising experience at media firms such as Anderson Lembke, Datamation, Cahners Publishing, Foote Cone & Belding, Inc., Hachette Filipacchi, Hearst New Media, US News & World Report, Inc., and Yankee Publishing Inc. The Company believes that having an internal sales force with significant prior experience will allow it to better understand and meet advertisers' needs, increase its access to potential advertisers and maintain strong relationships with its existing base of advertising clients. The Company plans to increase its staff during the remainder of 1996. In Europe, Asia and Latin America, the Company intends to establish working relationships with international advertising representation firms. No definitive arrangement with any international firms have been reached to date.

  Advertising Products and Pricing

     The Company offers advertisers four main advertising options that may be purchased individually or in packages: general rotation, topic pages, keyword and special placement. These options all contain hypertext links to the advertiser's home page. To date, most of Infoseek's contracts with advertisers have terms of three months or less.

     General Rotation: General rotation advertisements rotate on a random basis through Infoseek Guide on search result pages and pages accessed through the Toolbar. General rotation advertising offers advertisers seeking to establish brand recognition across the broad, general population the broadest reach of Infoseek users. General rotation advertisements are typically sold in blocks of one thousand impressions to be generated over a four week period, currently at a CPM (cost per thousand impressions) of $13 to $23 depending upon the number of impressions purchased. To date, most general rotation advertisers have purchased blocks of one million impressions, which are currently priced at a rate card CPM of $18.

     Topic Pages: Topic page advertisements appear when an Infoseek user browses through Directory topic pages, such as Careers and Employment, Stocks, and Health and Medicine.

     These advertisements allow advertisers to target an audience with a specific area of interest. Like general rotation advertisements, topic page advertisements are sold in blocks of impressions over a four week period. Because of the greater selectivity of the audience, current CPMs range from $19 to $39 with a rate card CPM of $25 for one million impressions.

     Keyword: Keyword advertisements are displayed when an Infoseek user's search contains a particular keyword selected by the advertiser. This option offers the advertiser a highly targeted, self-selected audience. Through its proprietary advertising management system, the Company tracks every word that is queried by Infoseek users. From it, the Company has identified approximately 200 keywords that are most frequently queried by Infoseek users and requested by advertisers. The current four week rate card CPM for a keyword is $50, with a $1,000 minimum.

     Special Placement: Special placement advertisements are displayed on special feature pages, such as iZones and in other manners customized to the needs or requests of the advertiser. Special placement advertisements include advertisements placed on special editorial pages. For example, Infoseek is offering special advertising placements within a series of editorial features, games and other items created by the Company revolving around the 1996 Atlanta Games. The Company seeks to bundle these advertising options to create packages that offer the greatest value to advertisers. Pricing for special placements is determined on a case-by-case basis.

  Technological Advantages for Advertisers

     The online medium offers advertisers the ability to "narrowcast" their advertisements. For example, car manufacturers can display their advertisements when a user executes a car-related search. Infoseek's technology additionally enables clients to monitor the effectiveness of their advertisements by tracking click-through rates (the number of viewers who click to an advertiser's site) to learn more about their target audiences. Infoseek advertising sales representatives work closely with advertisers to understand the data and integrate it into their overall advertising strategy. The Company is exploring new technologies to enhance user behavior tracking and advertising management capabilities. See "Business -- Technology" and "Risk Factors -- Technological Change and New Products."

  Major Advertisers


     During the course of the first quarter of 1996, over 120 advertisers placed advertisements on the Company's service. The following is a list of the Company's top advertisers for that quarter, as measured by net revenues, each of which accounted for at least $12,750 in net revenues during this period:



Adaptec


AT&T


Cathay Pacific


c/net


Discovery Channel


Free Ride Media


GTE


Hearst New Media


IBM


Intel


Internet Shopping Network


Marketplace MCI


Microsoft


Netscape


Nissan


NYNEX


Roguewave Software


SportsLine


Starwave


Swatch

MARKETING AND DISTRIBUTION OF THE INFOSEEK BRAND

  Marketing

     The Company's strategy is to build brand for Infoseek through online and trade advertising, trade shows, print media and promotions. The Company's current print media campaign includes aggressively marketing in publications such as The Wall Street Journal, Internet World, WebWeek, Advertising Age and Adweek Network. In addition, the Company cross-promotes with content providers through advertising swaps both in online media and traditional print and broadcast media.

     In addition, the Company seeks to establish relationships with key marketing partners. To that effect, the Company has entered into a co-marketing relationship with Sun Microsystems, Inc. ("Sun") under which Infoseek has agreed to use Sun equipment exclusively for use with an Ultraseek-branded search service. In return, Infoseek will receive advantageous terms on its purchases of certain Sun equipment and the two companies shall widely promote each other's products and services.

  Distribution

     The Company seeks to form relationships that maximize audience reach and create alternate distribution channels to the Company's services. The Company has developed the following significant distribution relationships:

     Browser Vendors: The Company has relationships with Netscape, Microsoft, Quarterdeck, NETCOM, NetManage and Freeloader. Each of these companies distributes software to its customers which is used to navigate the Web. Infoseek Guide is listed by each of these companies as a navigational service available to their users. The terms of these relationships vary widely, both in the prominence given to Infoseek Guide relative to other alternatives and the compensation paid by Infoseek for the traffic. All of these companies feature Infoseek Guide as a key navigational tool and engage in certain promotional activities.

     From March 1995 through March 1996, the Company's service was listed as the sole premier navigational service on the Netscape Web page accessible via the "Net Search" button. As of March 31, 1996, approximately 85% of the traffic to the Company's Infoseek Guide service was derived through the Netscape Web page. In March 1996, Infoseek entered into a new agreement with Netscape, which provides that Infoseek will be listed as a premier provider of navigational services on Netscape's Web page for the period April 10, 1996 to March 31, 1997. Currently, Netscape's Web page displays four additional premier providers. During the 30 day period from April 11 through May 10, 1996, the Company's average daily traffic was approximately 47% of its average daily traffic for the 30 day period immediately prior to the change from being Netscape's sole premier provider to one of five premier providers. There can be no assurance that the Company will be able to maintain or increase its current level of traffic and any failure to do so could materially and adversely impact advertising revenues. In addition, the Company cannot anticipate the impact of any changes Netscape may make to this service, to its Web page or its other services, on Infoseek traffic, or the effect on advertising revenues that may be generated from such traffic. Infoseek's agreement with Netscape provides for payments of up to an aggregate of $5 million to Netscape over the term of the agreement. The Company has the right to terminate the agreement at the end of six months, in which case the payment to Netscape would be reduced to an aggregate of approximately $2.5 million. See "Risk Factors -- Change in Netscape Relationship and Dependence on Other Third Party Relationships".

     Strategic Relationships: In March 1996, the Company and NYNEX entered into a one year agreement, which provides that, beginning in May 1996, the Company will prominently display the BigYellow logo, which represents NYNEX's interactive shopping directory, as the exclusive comprehensive shopping directory within Infoseek Guide. In exchange for such exclusivity, NYNEX will pay to the Company up to an aggregate of $4.6 million in monthly payments, which amount will be decreased proportionately if the number of impressions of the BigYellow logo is below a specified number. NYNEX may extend the term of the agreement for additional one year periods, with the fee to be determined based upon Infoseek's then current advertising rate structure. See "Risk
Factors -- Potential Fluctuations in Future Results."

     The Company has recently entered into a distribution agreement with Verity, Inc. ("Verity") under which Verity will provide a link to Infoseek Guide on the user interface of a new Verity product called Topics Search for Exchange, which is designed for internal corporate use, often referred to as "intranets." Infoseek Guide complements Verity's product by creating a gateway for intranet users of Verity's product to access the Internet. Verity is a leading supplier of corporate search and retrieval products and services for workgroups and local area networks. The addition of the Infoseek Guide link will allow Verity's users to search for information on their corporate network or across the Internet. Infoseek will pay Verity a percentage of the advertising revenues derived from such searches.

     The Company has entered into a memorandum of understanding and a marketing alliance agreement with Kanematsu Corporation ("Kanematsu"), a large Japanese trading company and a shareholder of the Company, to create a strategic alliance. Under the initial phase of the alliance, the parties will establish a Japanese Internet search and retrieval service containing listings of Japanese Web sites written in Japanese and a Japanese translation of the Infoseek Guide Directory. A subsequent phase of the alliance is intended to create Infoseek Japan, a joint venture in Japan 40% owned by Infoseek and 60% owned by Kanematsu. Under terms of the memorandum of understanding, Kanematsu will contribute capital and Infoseek will contribute certain technologies. Infoseek Japan will be responsible for its own advertising marketing and sales.

     Other Web Sites: Infoseek promotes the creation of hyperlinks between Infoseek Guide and other Web sites. Approximately 3,000 sites on the Web currently contain pointers to Infoseek Guide, often with the Infoseek logo prominently displayed on their sites.

COMPETITION

     The market for Internet products and services is highly competitive, with no substantial barriers to entry, and the Company expects that competition will continue to intensify. In addition, the market for the Company's products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants with competing products and services. The Company does not believe this market will support the increasing number of competitors and their products and services. Although the Company believes that the diverse segments of the Internet market may provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments. Accordingly, any failure of the Company to provide product and service offerings that achieve success in the short-term could result in an insurmountable loss in marketshare and brand acceptance, and could, therefore, have a material adverse and long-term effect upon the Company's business, results of operations and financial condition.

     A number of companies offer competitive products and services addressing certain of the Company's target markets. These companies include America Online, Inc., Digital Equipment Corporation, Excite, Inc., Lycos, Inc., The McKinley Group, Open Text Corporation, CompuServe Corporation, Prodigy Services Company and Yahoo! Corporation. In addition, the Company competes with metasearch services that allow a user to search the databases of several catalogs and directories simultaneously. The Company also competes indirectly with database vendors that offer information search and retrieval capabilities with their core database products. In the future, the Company may encounter competition from providers of Web browser software, including Netscape and Microsoft, online services and other providers of other Internet products and services who elect to incorporate their own search and retrieval features into their offerings.

     Many of the Company's existing and potential competitors have significantly greater financial, technical and marketing resources than the Company. The Company may also be adversely affected by competition from licensees of its products and technology, current and future advertisers, as well as from its current, future and former content providers. There can be no assurance that the Company's competitors will not develop Internet products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings. Moreover, a number of the Company's current advertising customers, licensees and licensors have also established relationships with certain of the Company's competitors and future advertising customers, licensees and licensors may establish similar relationships. In addition, the Company competes with online services and other Web site operators as well as traditional offline media such as print and television for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

RESEARCH AND DEVELOPMENT

     During 1995 and the first quarter of 1996, the Company spent $1,174,849 and $933,988, respectively, on research and development activities. As of March 31, 1996, the Company had a research and development staff of 26 full-time employees located at the Company's headquarters in Santa Clara, California.

     The Company currently employs information retrieval technology licensed from ACSIOM, an entity related to the University of Massachusetts, but is developing a new search engine technology, Ultraseek, which is being designed to significantly improve retrieval and Web page indexing capabilities beyond the ACSIOM technology. The Company has also licensed certain software technologies from XEROX, which the Company intends to use for the linguistic analysis of search terms. This technology will be licensed to the Company on a partially exclusive basis for the first year of the contract. Infoseek has entered into a letter of intent with HNC to license certain technology from HNC to automate the development of the Company's Web Directory feature. Infoseek expects to use this technology to enhance the Directory development process by automating the creation of Directory entries, as well as the abstracts within the Directory entries. In addition to these technologies and services under development, many of the Company's new products and product enhancements have been only recently introduced and it is not yet clear that such products will achieve significant market acceptance. See "Risk Factors -- Technological Change and New Products and Services."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company's success depends significantly upon its proprietary technology. The Company currently relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret, patent and copyright laws, which afford only limited protection. The Company currently has six United States patent applications pending. There can be no assurance that the pending applications will be approved, or that if issued, such patents will not be challenged, and if such challenges are brought, that such patents will not be invalidated. There can be no assurance that the Company will develop proprietary products or technologies that are patentable, that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's ability to do business. The Company has registered and applied for registration for certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. The Company generally enters into confidentiality agreements with its employees and with its consultants and customers. Litigation may be necessary to protect the Company's proprietary technology. Any such litigation may be time-consuming and costly. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

     There have been substantial amounts of litigation in the computer industry regarding intellectual property rights. There can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, trademarks or other proprietary rights, or that the Company will not counterclaim against any such parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. See "Risk Factors -- Intellectual Property and Proprietary Rights."

EMPLOYEES

     As of March 31, 1996, the Company had 71 full-time employees, including 26 in research and development, 29 in sales and marketing and 16 in finance and administration. The Company's future performance depends in significant part upon the continued service of Robert E.L. Johnson, III, the Company President and Chief Executive Officer and Steven T. Kirsch, a founder and the Chairman of the Board of the Company, as well as its other key technical and senior management personnel, none of whom is bound by an employment agreement. The Company provides incentives such as salary, benefits and option grants (which are typically subject to vesting over four years) to attract and retain qualified employees. The loss of the services of Mr. Johnson or Mr. Kirsch or any of the Company's officers or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical and management personnel. See "Risk Factors -- Management of Growth; Need to Establish Infrastructure; Recent Management Changes" and "-- Dependence on Key Personnel."

FACILITIES

     The Company's principal administrative, sales, marketing, and research and development facility is located in approximately 13,000 square feet of space in Santa Clara, California. This facility is leased pursuant to multiple leases through Spieker Properties, L.P. and Innovative Information Systems, Inc. with the approval of Spieker Properties, L.P. The leases expire with respect to 2,976 square feet, 3,571 square feet, 1,072 square feet, 3,760 square feet and 1,777 square feet in June 1996, December 1997, February 1998, March 31, 1999 and February 2000, respectively. The Company recently signed a lease for another building in New York for office space. The lease for this second facility, which totals approximately 3,376 square feet, expires in May 2001. The Company believes that its existing facilities are adequate for its current needs and that additional space will be available as needed. There can be no assurance that a system failure at the Company's principal location would not adversely affect the performance of the Company's products and services. See "Risk
Factors -- Capacity Constraints and System Failure."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of March 31, 1996, are as follows:

               NAME                  AGE                         POSITION
- -----------------------------------  ---     -------------------------------------------------
Steven T. Kirsch...................  39      Chairman of the Board and Director
Robert E. L. Johnson, III..........  38      President, Chief Executive Officer and Director
Leonard J. LeBlanc.................  55      Executive Vice President, Finance, Chief
                                             Financial Officer and Assistant Secretary
Karl A. Spangenberg................  49      Vice President, Worldwide Advertising
Andrew E. Newton...................  53      Vice President, General Counsel and Secretary
Craig I. Forman....................  34      Vice President, Product Management and Editor
James N. Desrosier.................  41      Vice President, Chief Marketing Officer
John S. Nauman.....................  48      Vice President, Engineering
Oliver D. Curme(2).................  42      Director
H. DuBose Montgomery...............  47      Director
Matthew J. Stover(1)(2)............  40      Director
John E. Zeisler(1)(2)..............  43      Director

- ---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Steven T. Kirsch, a founder of the Company, has been a director of the Company since August 1993 and Chairman of the Board of Directors since December 1995. From September 1993 to November 1995, Mr. Kirsch also served as President and Chief Executive Officer of the Company. From January 1990 to December 1993, Mr. Kirsch served as Vice President, New Product Development at Frame Technology Corporation, a software engineering company which he co-founded. Mr. Kirsch holds a B.S. degree in electrical engineering and an M.S. degree in computer science from the Massachusetts Institute of Technology.

     Robert E.L. Johnson, III joined the Company in November 1995 as President and Chief Executive Officer, and has served as a director of the Company since November 1995. From November 1989 to November 1995, Mr. Johnson served in various capacities at Time Inc., a media company, including Senior Vice President, Corporate Development and President, Time Inc. Asia. Mr. Johnson holds a B.S.E. degree in basic engineering from Princeton University.

     Leonard J. LeBlanc joined the Company in March 1996 as Executive Vice President and Chief Financial Officer and was appointed Assistant Secretary in April 1996. From September 1993 to December 1994, Mr. LeBlanc served as Senior Vice President and Chief Financial Officer at GTECH Corporation, a computer systems company. From January 1990 to December 1992, Mr. LeBlanc was Executive Vice President and Chief Financial Officer at Cadence Design Systems, Inc., a software company. Mr. LeBlanc holds B.S. and M.S. degrees in chemistry from College of the Holy Cross and an M.S. degree in finance from George Washington University.

     Karl A. Spangenberg joined the Company in December 1995 as Vice President, Worldwide Advertising. From March 1994 to November 1995, Mr. Spangenberg served as Publisher for Datamation, a trade magazine produced by Cahners Publishing. Prior to that, Mr. Spangenberg served in various capacities, including Group Vice President, Strategic Planning from March 1993 to February 1994 for the Construction Information Group at McGraw-Hill, a publishing company, and Senior Vice President, Advertising for Business Week, from January 1991 to February 1993. Mr. Spangenberg holds a B.A. degree in English from Yale College and an M.A. in English from the State University of New York at Buffalo.

     Andrew E. Newton, a co-founder of the Company, has served as Vice President and General Counsel since January 1994 and Secretary since March 1994. From February 1990 to November 1993,

Mr. Newton was Vice President and General Counsel of Frame Technology Corporation, a software engineering company. Mr. Newton holds an A.B. degree in English from Dartmouth College and a J.D. degree from Columbia University School of Law. Mr. Newton is a member of the bar of the States of California, New York and Massachusetts.

     Craig I. Forman joined the Company in February 1996 as Vice President, Product Management and Editor. From March 1995 to February 1996, Mr. Forman served as Director and Editor, Business Information Services International at Dow Jones & Co., a business information company. Mr. Forman also served as Tokyo Bureau Chief at The Wall Street Journal, a media company, from August 1993 to March 1995 and as Deputy Bureau Chief and Foreign Correspondent, London from September 1987 to August 1993, also at The Wall Street Journal. Mr. Forman holds an A.B. degree in public and international affairs from Princeton University and an M.S.L. in law studies from the Yale Law School.

     James N. Desrosier joined the Company in March 1996 as Vice President, Chief Marketing Officer. From March 1990 to March 1996, Mr. Desrosier held a number of positions including Senior Vice President, Global Brand Marketing, Vice President, Debit Product Management and Marketing, and Vice President, Advertising at MasterCard International Incorporated, an electronic payments, systems, and products company. Mr. Desrosier holds an A.B. degree in philosophy from Kenyon College.

     John S. Nauman joined the Company in February 1996 as Vice President, Engineering. From November 1993 to February 1996, Mr. Nauman served as Vice President, Engineering and then Vice President, Development at NetFRAME Systems, a hardware and software engineering company. From November 1989 to October 1993, he was Senior Director of Networking and Communication Development and then Business Unit Manager, Integrated Technologies at Apple Computer Inc. Mr. Nauman holds a B.S. degree in mathematics from the University of Oklahoma, an M.B.A. from the University of Santa Clara and an M.S. in electrical engineering from Stanford University.

     Oliver D. Curme has served as a director of the Company since May 1995. Since January 1988, Mr. Curme has been a General Partner of certain venture capital funds associated with Battery Ventures III, L.P., a venture capital firm. Mr. Curme also serves as a director of HNC Software Inc. as well as several privately held technology companies. Mr. Curme holds a B.S. in biochemistry from Brown University and an M.B.A. from Harvard Business School.

     H. Dubose Montgomery has served as a director of the Company since June 1994. Since 1976, Mr. Montgomery has been a General Partner at Menlo Ventures, a group of venture capital funds, in Menlo Park, California. Mr. Montgomery also serves as a director of Endovascular Technologies, Gilead Sciences, Matrix Pharmaceuticals, and a number of privately held companies. Mr. Montgomery holds a B.S. degree in management science and B.S. and M.S. degrees in electrical engineering and computer science from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

     Matthew J. Stover has served as a director of the Company since March 1996. Mr. Stover also serves as a director of a number of private companies. Since January 1994, Mr. Stover has served as President and Chief Executive Officer of NYNEX Information Resources Company, a Delaware corporation and international marketing information services provider, and Chairman of the Board of NYNEX Information Technologies Company, a wholly owned subsidiary of NYNEX Information Resources Company. Prior to that, Mr. Stover served as President and Chief Executive Officer of AGS Computers, Inc. from December 1992 to December 1993 and as Vice President, Public Affairs and Corporate Communications of NYNEX Corporation from May 1990 to December 1992. Mr. Stover holds a B.A. in English language and literature from Yale University and a certificate from the Executive Program of the University of Virginia, Colgate Darden School of Business Administration.

     John E. Zeisler has served as a director of the Company since May 1995. Since July 1995, Mr. Zeisler has served as Senior Vice President, Marketing at NETCOM, an internet company. From 1992 to 1994 he served as President and Chief Executive Officer of Pensoft Corporation, a software company. From 1987 to 1991, Mr. Zeisler was a co-founder and Vice President, Marketing at Claris Corporation, a software company. Mr. Zeisler holds a B.S. degree in communications from Boston University.

     The Company currently has authorized six directors. Each director holds office until the next annual meeting of shareholders or until his or her successor is duly elected and qualified. Certain directors have been elected by the holders of Preferred Stock pursuant to the Company's Amended and Restated Articles of Incorporation and a voting agreement contained in the Third Amended and Restated Investors' Rights Agreement dated April 19, 1996 between the Company and the Investors listed in Schedule A thereto. See "Certain Transactions." Except for grants of stock options pursuant to the Company's Stock Option Plan, directors of the Company do not receive compensation for services provided as a director. The Company also does not pay compensation for committee participation or special assignments of the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

     The Audit Committee will review and act on and report to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's auditors and the accounting practices of the Company.

     The Compensation Committee will establish salaries, incentives and other forms of compensation for officers and other employees of the Company and administers the incentive compensation and benefit plans of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by the Company's current and former Chief Executive Officer and the two other most highly compensated executive officers whose salary and bonus for 1995 were in excess of $100,000 for services rendered in all capacities to the Company and its subsidiaries for that fiscal year (collectively, the "Named Officers"). No other executive officer who held office at December 31, 1995 met the definition of a "most highly compensated executive officer" within the meaning of the SEC's executive compensation rules for this period.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                    ------------
                                                                                     SECURITIES
                                                        ANNUAL COMPENSATION          UNDERLYING
                 NAME AND PRESENT                    --------------------------       OPTIONS
                PRINCIPAL POSITION                   SALARY($)     BONUS($) (1)        (#)(2)
- ---------------------------------------------------  ---------     ------------     ------------
Steven T. Kirsch(3)................................  $  82,500       $     --              --
  Former President and Chief Executive Officer
Robert E. L. Johnson, III(4).......................  $  12,179       $     --       1,200,000
  President and Chief Executive Officer
Andrew E. Newton...................................  $ 128,333       $ 40,000              --
  Vice President, General Counsel and Secretary
Karl A. Spangenberg(5).............................  $  15,417       $     --         375,000
  Vice President, Worldwide Advertising

- ---------------
(1) Bonus earned in 1995 and paid in 1996.

(2) The options listed in the table were granted under the Company's Stock Option Plan. See "Management -- Option Grants in Last Fiscal
    Year -- Footnote 1" for a description of the terms of these options. The option outstanding under the Stock Option Plan will be incorporated into the new 1996 Stock Option/Stock Issuance Plan, but will continue to be governed by their existing terms. See "Management -- 1996 Stock Option/Stock Issuance Plan."


(3) Mr. Kirsch served as President and Chief Executive Officer from January 1995 through November 1995.



(4) Mr. Johnson became President and Chief Executive Officer in December 1995. In 1996, he will be compensated at an annual base salary rate of $200,000 and is eligible to earn a maximum bonus of $200,000.


(5) Karl A. Spangenberg joined the Company in December 1995 as Vice President, Worldwide Advertising, is compensated at an annual rate of $125,000 and is eligible for a maximum bonus of $400,000.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning stock option grants made to each of the Named Officers for the 1995 fiscal year. No stock appreciation rights were granted to these individuals during such year.

                              INDIVIDUAL GRANTS(1)

                                                                                    POTENTIAL
                                                                                    REALIZABLE
                                                                                 VALUE AT ASSUMED
                          NUMBER OF                                              ANNUAL RATES OF
                          SECURITIES                                               STOCK PRICE
                          UNDERLYING     % OF TOTAL                                APPRECIATION
                           OPTIONS     OPTIONS GRANTED   EXERCISE               FOR OPTION TERM(4)
                           GRANTED     TO EMPLOYEES IN     PRICE     EXPIRATION ------------------
          NAME              (#)(1)     FISCAL YEAR(2)    ($/SH)(3)     DATE      5%($)     10%($)
- ------------------------  ----------   ---------------   ---------   --------   -------   --------
Robert E.L. Johnson,
  III...................  1,200,000         34.9%         $0.1334    12/10/02   $65,120   $151,840
Karl A. Spangenberg.....    375,000         10.9%         $0.1334    11/30/02   $20,350   $ 47,450

- ---------------

(1) These options were granted under the Company's Stock Option Plan. The grant date for these options are as follows: Mr. Johnson: December 11, 1995; Mr.
    Spangenberg: December 13, 1995. Each option has a maximum term of seven years measured from the grant date, subject to earlier termination upon the optionee's cessation of service with the Company. 150,000 of Mr. Johnson's option shares were fully vested and immediately exercisable on the date of grant. Mr. Johnson will vest, and the option will become exercisable, with respect to the remaining 1,050,000 option shares in a series of monthly installments of 25,000 shares commencing on the date seven months from the grant date. Mr. Spangenberg will vest, and his option will become exercisable, as to 25% of the shares upon his completion of one year of service measured from the grant date, and with respect to the balance of the shares in a series of equal monthly installments over the 36 months of service thereafter. These options will terminate in the event the Company is acquired by merger or asset sale, unless these options are assumed by the acquiring company. The options outstanding under the Stock Option Plan will be incorporated into the new 1996 Stock Option/Stock Issuance Plan, but will continue to be governed by their existing terms. See "Management -- 1996 Stock Option/Stock Issuance Plan."


(2) The Company granted options to purchase 3,438,263 shares of Common Stock during 1995.

(3) The exercise price may be paid in cash or in shares of the Company's Common Stock valued at fair market value on the exercise date. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There is no assurance that the actual stock price appreciation over the 7-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning option exercises and option holdings for the year ended December 31, 1995 with respect to each of the Named Officers. No options were exercised by the Named Officers during such year. No stock appreciation rights were exercised during such year or were outstanding at the end of that year.

                         FISCAL YEAR-END OPTION VALUES


                                                NUMBER OF                         VALUE OF
                                          SECURITIES UNDERLYING                  UNEXERCISED
                                           UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                                              AT FY-END (#)                    AT FY-END($)(1)
                                       ----------------------------     -----------------------------
                NAME                   EXERCISABLE    UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- -------------------------------------  ----------     -------------     -----------     -------------
Robert E.L. Johnson, III.............    150,000        1,050,000        $ 170,490       $ 1,193,430
Karl A. Spangenberg..................         --          375,000        $      --       $   426,225


- ---------------

(1) Based on the deemed fair market value of the Company's Common Stock at December 31, 1995, $1.27 per share (as determined by the Company's Board of Directors), less the exercise price payable for such shares, $0.1334.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board was formed in April 1996 and is currently comprised of Messrs. Curme, Stover and Zeisler. None of these individuals was at any time during the fiscal year ended December 31, 1995, or at any other time, an officer or employee of the Company. No member of the Compensation Committee of the Company serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

1996 STOCK OPTION/STOCK ISSUANCE PLAN

     The Company's 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") is intended to serve as the successor equity incentive program to the Company's Stock Option Plan (the "Predecessor Plan"). The 1996 Plan was adopted by the Board of Directors on April 10, 1996 and is subject to approval by shareholders. 5,625,000 shares of Common Stock have been authorized for issuance under the 1996 Plan. This share reserve is comprised of (i) the shares which remained available for issuance under the Predecessor Plan, including the shares subject to outstanding options thereunder and the shares otherwise available for future grant, plus (ii) an additional increase of approximately 218,591 shares. The outstanding options under the Predecessor Plan will be incorporated into the 1996 Plan at the time the Underwriting Agreement for this Offering is executed, and no further option grants or share issuances will be made under the Predecessor Plan. The incorporated options will continue to be governed by their existing terms, unless the Plan Administrator (with the consent of any optionee whose rights are diminished) elects to extend one or more features of the 1996 Plan to those options. However, except as otherwise noted below, the outstanding options under the Predecessor Plan contain substantially the same terms and conditions summarized below for the Discretionary Option Grant Program in effect under the 1996 Plan.

     The 1996 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services, and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date.

     The Discretionary Option Grant Program and the Stock Issuance Program will be administered by the Compensation Committee of the Board. The Compensation Committee as Plan Administrator will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. In no event, however, may any one participant in the 1996 Plan receive option grants or direct stock issuances for more than 500,000 shares per calendar year.

     In the event that the Company is acquired by merger or asset sale, each outstanding option under the Discretionary Option Grant Program, which is not to be assumed or replaced by the successor corporation, will automatically accelerate in full, and all unvested shares under the Stock Issuance Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. The Plan Administrator will have the authority under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event the individual's service is terminated, whether involuntarily or through a resignation for good reason, within 12 months following (i) a merger or asset sale in which those options are assumed or those repurchase rights are assigned or (ii) a change in control of the Company effected by a successful tender offer for more than 50% of the outstanding voting stock or by proxy contest for the election of Board members. Options currently outstanding under the Predecessor Plan will terminate upon an acquisition of the Company by merger or asset sale, unless those options are assumed or replaced by the acquiring entity. Outstanding options under the Predecessor Plan that are assumed or replaced in the acquisition will not accelerate upon the subsequent termination of the optionee's employment, except in the case of Messrs. LeBlanc and Derosier under certain circumstances. See "Employment Contracts and Change of Control Arrangements."

     The Plan Administrator will also have discretion to issue limited stock appreciation rights under the Discretionary Option Grant Program which will provide the holders with the right, upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting securities, to surrender their outstanding options for a cash distribution from the Company in an amount per surrendered option share equal to the excess of (i) the highest reported price per share paid in effecting the take-over (ii) the option exercise price payable per share. No stock appreciation rights are outstanding under the Predecessor Plan.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including options incorporated from the Predecessor Plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

     Under the Automatic Option Grant Program, eligible non-employee Board members will receive a series of option grants over their period of Board service. However, a non-employee Board member who is affiliated, whether as a partner, principal, officer or employee, with an entity which owns 2% or more of the shares of any class of the Company's outstanding stock will not be eligible to receive any automatic option grants under such program during his or her period of Board service. Each individual who is first elected or appointed as an eligible non-employee Board member on the date the Underwriting Agreement for this Offering is executed will receive an option grant on such date for 7,500 shares of Common Stock, provided such individual has not otherwise been in the prior employ of the Company and has not received any prior option grants from the Company. Each otherwise eligible individual who first becomes a non-employee Board member at any time thereafter will receive a similar 7,500 share option grant on the date such individual joins the Board, provided such individual has not been in the prior employ of the Company. In addition, on the date of each Annual Stockholders Meeting, beginning with the Annual Meeting of Shareholders for the 1996 fiscal year, each eligible non-employee Board member who is to continue to serve as a non-employee Board member will automatically be granted an option to purchase 3,750 shares of Common Stock provided such individual has served on the Board for at least six months. There will be no limit on the number of such 3,750 share option grants any one eligible non-employee Board member may receive over his or her period of continued Board service.

     Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable; however, any unvested shares so purchased will be subject to repurchase should the optionee cease service as a Board member prior to vesting in those shares. Each grant will vest in four successive equal annual installments over the optionee's period of Board service, with the first installment to vest upon the Board member's completion of one year of Board service from the date of grant. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the optionee's death or disability while serving as a Board member.

     The Board may amend or modify the 1996 Plan at any time, however, the Automatic Option Grant Program cannot be amended more frequently than once every six months. The 1996 Plan will terminate on April 9, 2006, unless sooner terminated by the Board.

EMPLOYEE STOCK PURCHASE PLAN

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on April 10, 1996 and is subject to approval by shareholders. The Purchase Plan is designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of Common Stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan, and a reserve of 187,500 shares of Common Stock has been established for this purpose.

     The Purchase Plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin at the time the Underwriting Agreement is executed and priced in connection with this Offering and will end on the last business day in July 1998.

     Individuals who are eligible employees on the start date of any offering period may enter the Purchase Plan on that start date or on any subsequent quarterly entry date (the first business day of February, May, August and November each year). Individuals who first become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent quarterly entry date within that period.

     Payroll deductions may not exceed 10% of base salary, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on his or her behalf on each semi-annual purchase date (the last business day in January and July) at a purchase price per share equal to 85% of the lower of (i) the fair market value of the Common Stock on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 500 shares on any one semi-annual purchase date.

     The Purchase Plan will terminate on the earlier of (i) the last business day of July 2006, (ii) an earlier date determined by the Board or (iii) the date all shares available for issuance have been sold.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     None of the Named Officers have employment contracts with the Company, and all Named Officers' employment is terminable at will. However, Messrs. Johnson, LeBlanc, Spangenberg and Desrosier each have employment offer letters which provide that they are entitled to receive certain severance payments if they are terminated without cause. Mr. Johnson will be entitled to severance payments equal to six months salary and continued participation in the Company's medical plans for six months if he is terminated without cause at any time. Messrs. LeBlanc and Desrosier will be entitled to severance payments equal to six months salary, continued participation in the Company's medical plans for six months, and continued vesting in their stock options for six months (twelve months for Mr. LeBlanc), if they are terminated without cause within two years of their date of employment. Mr. LeBlanc will also be entitled to his severence benefits if he voluntarily terminates his employment following certain changes in control of the Company that result in diminished job responsibilities. In addition, upon certain changes in control of the Company during the period ending three years from the commencement of Mr. Desrosier's employment, Mr. Desrosier's vesting in his stock options may be accelerated by twelve months. Mr. Spangenberg is entitled to severance payments equal to four months compensation, and continued participation in the Company's medical plans for four months, if he is terminated without cause within eighteen months of his date of employment.

     In connection with an acquisition of the Company by merger or asset sale, each outstanding option held by the Chief Executive Officer and the other executive officers under the 1996 Plan will automatically accelerate in full and all unvested shares of Common Stock held by such individuals subject to direct issuances made under the 1996 Plan will immediately vest in full, except to the extent such options are to be assumed by, and the Company's repurchase rights with respect to these shares are to be assigned to, the successor corporation. In addition, the Compensation Committee as Plan Administrator of the 1996 Plan will have the authority to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options held by the Chief Executive Officer or any other executive officer or the shares of Common Stock subject to direct issuances held by such individual, in connection with the termination of the officer's employment following: (i) a merger or asset sale in which these options are assumed or the Company's repurchase rights with respect to unvested shares are assigned or (ii) certain hostile changes in control of the Company.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Amended and Restated Articles of Incorporation limit the liability of directors to the maximum extent permitted by California law. Such limitation of liability has no effect on the availability of equitable remedies, such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its other employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

     The Company has entered, or plans to enter, into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     Each of Steven T. Kirsch, Victoria J. Blakeslee, Ed R. Miller, Zara Tepper Haimo, Todd Jonz, Andrew Bensky, James Roskind, and Andrew E. Newton (collectively, the "Founders") was involved in the founding and organization of the Company and may be considered a promoter of the Company. Described below are items of value received by each of the founders in connection with services provided to the Company.

     In the Founders Agreement dated February 1, 1994 as amended on June 30, 1994 (the "Founders Agreement"), the Company issued an aggregate of 3,780,000 shares of Common Stock to the Founders at a purchase price of $0.01 per share, which was paid in cash. The Company retained a right to repurchase the shares of Common Stock sold pursuant to the Founders Agreement in the event that any founder terminated his employment prior to completing a four-year vesting period, as defined in the Founders Agreement. Each of the Founders, individually, purchased the number of shares set forth immediately following his or her name: Steven T. Kirsch (1,387,500); Victoria J. Blakeslee (637,500); Ed
R. Miller (405,000); Zara Tepper Haimo (375,000); Todd Jonz (375,000); Andrew Bensky (225,000); James Roskind (225,000); and Andrew E. Newton (150,000). In March 1995, the Company repurchased 154,688 unvested shares of Common Stock held by James Roskind for $0.01 per share. In March 1996, the Company repurchased 179,688 unvested shares of Common Stock held by Todd Jonz for $0.01 per share.

     The Founders, at the time of the issuance of Series A Preferred Stock, individually, purchased the number of shares of Series A Preferred Stock set forth immediately following his or her name: Steven T. Kirsch (4,500,000); Victoria J. Blakeslee (187,500); Ed R. Miller (75,000); Zara Tepper Haimo (300,000); Todd Jonz (300,000); James Roskind (300,000); and Andrew E. Newton (225,000).


     Since the Company's inception in August 1993, the Company has issued, in private placement transactions, the following shares of Preferred Stock:
7,385,864 shares of Series A Preferred Stock for an aggregate purchase price of $984,782 on February 25, 1994, March 18, 1994, June 30, 1994 and July 22, 1994
(279,869 of which shares were forfeited back to the Company on March 18, 1995); 2,594,416 shares of Series B Preferred Stock for an aggregate purchase price of $1,176,135 on June 30, 1994; 5,600,014 shares of Series C Preferred Stock for an aggregate purchase price of $4,480,006 on May 4, 1995 and June 30, 1995; and 2,267,251 shares of Series E Preferred Stock for an aggregate purchase price of $18,137,964 on March 29, 1996, April 12, 1996 and April 19, 1996. Each
outstanding share of Preferred Stock shall be converted into one share of Common Stock upon the closing of this Offering. The following table summarizes purchases, valued in excess of $60,000, of shares of Preferred Stock by directors, executive officers, and five percent shareholders of the Company and persons associated with them. No shares of Series D Preferred Stock were purchased by any such persons or entities. The price per share paid by such persons or entities was $0.133, $0.453, $0.80, and $8.00 for the Series A, Series B, Series C and Series E Preferred Stock, respectively.



                                                                   SHARES
                                            ----------------------------------------------------
               INVESTOR(1)                   SERIES A      SERIES B      SERIES C      SERIES E
- ------------------------------------------  ----------    ----------    ----------    ----------
Steven T. Kirsch(2).......................   4,500,000
Menlo Ventures VI, L.P.(3)................                 2,238,972     2,500,000
Andrew E. Newton..........................                   133,426       130,116
Battery Ventures III, L.P.(4).............                               2,500,000
NYNEX Information Technologies
  Company(5)..............................                                             1,125,000


- ---------------
(1) Shares held by affiliated persons and entities have been aggregated. See "Principal Shareholders."

(2) Steven T. Kirsch, the Chairman of the Board of the Company, has been elected as a director of the Company by the holders of the Series A Preferred Stock pursuant to the Company's

    Amended and Restated Articles of Incorporation and a voting agreement contained in the Third Amended and Restated Investors' Rights Agreement dated April 19, 1996 between the Company and the Investors listed on Schedule A thereto. The right of the Preferred Stock holders to designate a director shall terminate upon the consummation of this Offering.

(3) H. DuBose Montgomery, a General Partner of Menlo Ventures, has been elected as a director of the Company by the holders of the Series B Preferred Stock pursuant to the Company's Amended and Restated Articles of Incorporation and a voting agreement contained in the Third Amended and Restated Investors' Rights Agreement dated April 19, 1996 between the Company and the Investors listed on Schedule A thereto. The right of preferred shareholders to designate a director shall terminate upon the consummation of this Offering.

(4) Oliver D. Curme, a General Partner of Battery Ventures, has been elected as a director of the Company by the holders of the Series C Preferred Stock pursuant to the Company's Amended and Restated Articles of Incorporation and a voting agreement contained in the Third Amended and Restated Investors' Rights Agreement dated April 19, 1996 between the Company and the Investors listed on Schedule A thereto. The right of the Preferred Stock holders to designate a director shall terminate upon the consummation of this Offering.

(5) Matthew J. Stover, Chairman of the Board of NYNEX Information Technologies Company, has been elected as a director of the Company by the holders of the Series E Preferred Stock pursuant to the Company's Amended and Restated Articles of Incorporation and a voting agreement contained in the Third Amended and Restated Investors' Rights Agreement dated April 19, 1996 between the Company and the Investors listed on Schedule A thereto. The right of the Preferred Stock holders to designate a director shall terminate upon the consummation of this Offering.

     Pursuant to the Redemption Agreement between the Company and NYNEX, dated March 29, 1996, and the Redemption Agreement between the Company and Kanematsu, dated April 12, 1996, the Company has granted to NYNEX and Kanematsu certain rights to require the Company to redeem the Series E Preferred Stock held by such entities at the lesser of the fair market value or $8.00 per share. The Redemption Agreements terminate upon the conversion of the Series E Preferred Stock pursuant to the Company's initial public offering with aggregate proceeds of at least $15 million.

     The Company has entered into a Software License Agreement (the "License"), dated March 29, 1996 with NYNEX to allow NYNEX to use and reproduce certain licensed software in any medium for NYNEX's internal use only. The license is royalty-free during the initial trial term, but may be renewed either (i) for subsequent annual terms for a specified percentage of collected revenues or an annual minimum payment of $3 million or (ii) for a subsequent ten year term for a lump sum payment of $4 million.

     In March 1996, the Company and NYNEX entered into a one year agreement, which provides that, beginning in May 1996, the Company will prominently display the BigYellow logo, which represents NYNEX's interactive shopping directory, as the exclusive comprehensive shopping directory within Infoseek Guide. In exchange for such exclusivity, NYNEX will pay to the Company up to an aggregate of $4.6 million in monthly payments, which amount will be decreased proportionately if the number of impressions of the BigYellow logo is below a specified number. NYNEX may extend the term of the agreement for additional one year periods, with the fee to be determined based upon Infoseek's then current advertising rate structure.

     On May 4, 1995, the Company entered into an Amended and Restated Put Option Agreement whereby the Company was granted the right to require certain investors, including Menlo
Ventures VI, L.P., to purchase shares of Series D Preferred Stock at an aggregate price of up to $2,352,269.60 if the Company's total revenues exceed an aggregate of $8,000,000 during two consecutive fiscal quarters. The Put Option shall terminate upon the earliest to occur of a specified list of events, including an underwritten public offering of the Company's Common Stock registered under the Securities Act of 1933 on Form S-1 with aggregate gross proceeds of at least $10,000,000 at an offering price of not less than $1.80 per share.

     The Company entered into four Stock Purchase Agreements on January 24, 1996 with
Robert E.L. Johnson III, an executive officer of the Company, whereby Mr. Johnson purchased a total of 374,998 shares of the Company's Common Stock at $0.80 per share held in the names of IRA's for the benefit of Mr. Johnson and as custodian for his minor children. On January 30, 1996 the Company entered into an Employee Stock Purchase Agreement with Mr. Johnson pursuant to which he purchased 75,000 shares of Common Stock at $0.80 per share. Payment for the shares purchased on January 30, 1996 was made with a Promissory Note.

     The Company entered into a Stock Purchase Agreement on March 28, 1996 with Leonard J. Le Blanc, an executive officer of the Company, for the purchase of 37,500 shares of the Company's Common Stock at $4.00 per share. Payment for the shares so purchased was made with a Promissory Note.

     The Company entered into a Stock Purchase Agreement on March 9, 1996 with John S. Nauman, an executive officer of the Company, for the purchase of 150,000 shares of the Company's Common Stock at $1.33 per share. Payment for the shares so purchased was made with a Promissory Note.

     The Company entered into a Stock Purchase Agreement on March 7, 1996 with Craig I. Forman, an executive officer of the Company, for the purchase of 150,000 shares of the Company's Common Stock at $1.33 per share. Payment for the shares so purchased was made with a Promissory Note.

     The Company entered into the Internet Search Service Access Agreement between the Company and NETCOM dated October 13, 1995, as amended on March 20, 1996. John E. Zeisler is a director of the Company and an officer of NETCOM.

     The Company entered into a License and Software Distribution Agreement with HNC on April 25, 1996 and proposes to enter into a Definitive Agreement with HNC Software Inc. to license certain other HNC software. The Company has already entered into a letter of intent related to such other HNC software. Oliver D. Curme is a director of both the Company and HNC Software Inc. In addition, Battery Ventures, L.P., of which Mr. Curme is a General Partner of a General Partner, has been a 10% shareholder of HNC.

     The holders of shares of Common Stock issued upon conversion of the Series A, Series B, Series C, and Series E Preferred Stock are entitled to certain registration rights. See "Description of Capital Stock -- Registration Rights."

     The Company has granted options to certain of its directors and executive officers. See "Management -- Option Grants in Last Fiscal Year" and "Principal Shareholders."

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1996 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Officers, and (iv) all current officers and directors as a group.

                                                             SHARES        PERCENT BENEFICIALLY
                                                           BENEFICIALLY       OWNED(1)(2)(3)
                                                           OWNED(1)(2)     ---------------------
                                                           -----------      BEFORE       AFTER
          NAME AND ADDRESS OF BENEFICIAL OWNERS              NUMBER        OFFERING     OFFERING
- ---------------------------------------------------------  -----------     --------     --------
Steven T. Kirsch(4) .....................................   6,012,503        27.4%        24.1%
  Infoseek Corporation
  2620 Augustine Drive, Suite 250
  Santa Clara, CA 95054
Menlo Ventures VI, L.P(5)................................   4,815,097        21.9%        19.3%
  Building 4, Suite 100
  3000 Sand Hill Road
  Menlo Park, CA 94025
Battery Ventures III, L.P................................   2,500,000        11.4%        10.0%
  200 Portland Street
  Boston, MA 02114
NYNEX Information Technologies Company...................   1,125,000         5.1%         4.5%
  35 Village Road
  Middleton, MA 01946
Andrew E. Newton.........................................     638,542         2.9%         2.6%
Robert E.L. Johnson, III(6)..............................     599,998         2.7%         2.4%
John E. Zeisler..........................................      12,500           *            *
Oliver D. Curme(7).......................................   2,500,000        11.4%        10.0%
H. Dubose Montgomery(8)..................................   4,815,097        21.9%        19.3%
Matthew J. Stover(9).....................................   1,125,000         5.1%         4.5%
Karl A. Spangenberg......................................          --           *            *
All Directors and Executive Officers
as a group (12 persons)(10)..............................  16,041,140        72.6%        63.8%

- ---------------
 *   Less than 1%.

 (1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

 (2) The number of shares of Common Stock beneficially owned includes the shares issuable pursuant to stock options that may be exercised within 60 days after March 31, 1996. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. For purposes of this table, the number of shares outstanding at March 31, 1996 includes the issuance of 1,048,501 shares of Convertible Preferred Stock in April 1996. The number of shares of Common Stock outstanding after this Offering includes the 3,000,000 shares of Common Stock being offered for sale by the Company in this Offering.

 (3) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

 (4) Includes 37,500 shares held by the Kirsch Family Trust, an aggregate of 87,503 shares held by the children of Mr. Kirsch, and 5,887,500 shares held in the name of trusts for the benefit of Mr. Kirsch.

 (5) Includes 71,160 shares owned by Menlo Entrepreneurs Fund VI, L.P.

 (6) Includes an aggregate of 209,436 held by Mr. Johnson in custody for his children, and includes an aggregate of 165,562 shares held in two IRAs for the benefit of Mr. Johnson. Also includes 150,000 shares issuable pursuant to stock options that may be exercised within 60 days after March 31, 1996.

 (7) Represents 2,500,000 shares beneficially owned by Battery Ventures III, L.P. Mr. Curme, a director of the Company is a General Partner of Battery Partners, III, L.P., the general partner of Battery Ventures III, L.P., and he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (8)Includes 71,160 shares owned by Menlo Entrepreneurs Fund VI, L.P. and 4,743,937 shares owned by Menlo Ventures VI, L.P. Mr. Montgomery, a director of the Company, is a general partner of Menlo Ventures Management VI, L.P., which is the general partner of each of the foregoing venture funds. Mr. Montgomery disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (9) Represents 1,125,000 shares beneficially owned by NYNEX Information Technologies Company. Mr. Stover, a director of the Company is the Chairman of the Board of NYNEX Information Technologies Company, an indirect wholly owned subsidiary of NYNEX Corporation and he disclaims beneficial ownership of these shares.

(10) Includes 150,000 shares subject to options, including those identified in note (6).

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company upon the closing of this Offering will consist of 60,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

     As of March 31, 1996, and including the issuance of 1,048,501 shares of Convertible Preferred Stock in April 1996, there were 21,946,228 shares of Common Stock outstanding held of record by 51 shareholders. There will be 24,946,228 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

     After this Offering, the holders of 21,579,512 shares of Common Stock and holders of warrants and options to purchase 1,345,000 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Certain of such shareholders benefitting from these rights may also require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its diligent reasonable efforts to effect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Holder's expense. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First National Bank of Boston, whose telephone number is (617) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no market for the Common Stock of the Company. Therefore, future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this Offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this Offering, the Company will have outstanding an aggregate of 24,946,228 shares of Common Stock. Of these outstanding shares of Common Stock, the 3,000,000 shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). The remaining 21,946,228 shares of Common Stock existing are "restricted securities" as that term is defined in Rule 144 under the Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

     All holders of Common Stock and options to purchase Common Stock have agreed pursuant to certain "lockup" agreements that they will not, directly or indirectly, offer, sell, pledge, contract to sell, grant any option to purchase, grant a security interest in, hypothecate or otherwise sell or dispose of the shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company for a period of 180 days after the date of this Prospectus, which lock-ups may not be released without the prior written consent of Alex. Brown & Sons Incorporated. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Section 4(1) or Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be saleable until the agreements expire. The number of outstanding shares (based on shares outstanding at March 31, 1996 and including the issuance of 1,048,501 shares of Convertible Preferred Stock in April 1996) that will be available for sale in the public market, after giving effect to lock-up agreements, will be as follows: (i) no shares of Common Stock will be eligible for sale as of the date of this Prospectus, (ii) 13,514,626 shares of Common Stock will be eligible for sale beginning 180 days after the date of this Prospectus, subject in some cases to certain volume and other limitations, and (iii) the approximately 8,433,477 remaining Restricted Shares will not be eligible for sale pursuant to Rule 144 until the expiration of their two-year holding periods.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding; or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this Offering.

     In addition, any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits such a holder to sell his or her Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares. The Company's Stock Option Plan requires that the holders of shares issued upon exercise of options under such plan will not offer, sell contract to sell or grant any option to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock owned by them for a period of 180 days after the effective date of this Offering.

     The Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period 180 days after the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters, subject to certain limited exceptions.

     The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issued or issuable pursuant to the Company's 1996 Stock Option/Stock Issuance Plan and Common Stock issuable pursuant to the Company's Employee Stock Purchase Plan. See "Management -- 1996 Stock Option/Stock Issuance Plan," and "-- Employee Stock Purchase Plan." Accordingly, shares registered under such registration statements will, subject to Rule 144 volume limitations applicable to an Affiliate and the lapsing of the Company's repurchase options, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                NUMBER OF
                                   UNDERWRITER                                    SHARES
    -------------------------------------------------------------------------   ----------
    Alex. Brown & Sons Incorporated..........................................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated................................................
                                                                                ----------
                 Total.......................................................   3,000,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow, and such dealer may reallow, a
concession not in excess of $     per share to certain other dealers. After the
initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 450,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     All shareholders of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, which agreements may not be released without the prior consent of Alex. Brown & Sons Incorporated. See "Shares Eligible for Future Sale."

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock has been determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements of Infoseek Corporation at December 31, 1994 and 1995 and for the period from August 30, 1993 (inception) through December 31, 1993 and the years ended December 31, 1994 and 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Securities and Exchange Commission.

                              INFOSEEK CORPORATION

                               ------------------

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
Infoseek Corporation:
  Report of Independent Auditors...................................................    F-2
  Balance Sheets...................................................................    F-3
  Statements of Operations.........................................................    F-4
  Statements of Shareholders' Equity (Deficit).....................................    F-5
  Statements of Cash Flows.........................................................    F-6
  Notes to Financial Statements....................................................    F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Infoseek Corporation

     We have audited the accompanying balance sheets of Infoseek Corporation as of December 31, 1994 and 1995, and the related statements of operations, shareholders' equity (deficit), and cash flows for the period from August 30,1993 (inception) through December 31, 1993 and for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infoseek Corporation at December 31, 1994 and 1995, and the results of its operations and its cash flows for the period from August 30, 1993 (inception) through December 31, 1993 and for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

San Jose, California
February 27, 1996,

except as to Note 10, as to which


the date is May 15, 1996

                              INFOSEEK CORPORATION

                                 BALANCE SHEETS


                                                                           DECEMBER 31,
                                                                     -------------------------
                                                                        1994          1995
                                                                     -----------   -----------    MARCH 31,      PRO FORMA
                                                                                                    1996       SHAREHOLDERS'
                                                                                                 -----------      EQUITY
                                                                                                                 MARCH 31,
                                                                                                 (UNAUDITED)       1996
                                                                                                               -------------
                                                                                                                (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................................  $   568,120   $ 1,129,096   $10,114,023
  Short-term investments...........................................           --       496,871            --
  Accounts receivable, less allowance for doubtful accounts of
    $41,500 in 1995 and $49,387 in 1996............................           --       498,567       858,239
  Other current assets.............................................       19,303       110,901       303,357
                                                                     -----------   -----------   -----------
         Total current assets......................................      587,423     2,235,435    11,275,619
Property and equipment:
  Computer and office equipment....................................      367,423     3,102,894     4,281,051
  Furniture and fixtures...........................................        8,125        85,212       154,919
  Leasehold improvements...........................................        5,927        22,020        22,020
                                                                     -----------   -----------   -----------
                                                                         381,475     3,210,126     4,457,990
  Less accumulated depreciation and amortization...................      109,819       397,569       692,336
                                                                     -----------   -----------   -----------
  Net property and equipment.......................................      271,656     2,812,557     3,765,654
Purchased technology, net of accumulated amortization..............           --        74,632        37,316
Deposits...........................................................           --            --       668,359
                                                                     -----------   -----------   -----------
         Total assets..............................................  $   859,079   $ 5,122,624   $15,746,948
                                                                     ===========   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................  $    11,394   $ 1,222,585   $ 1,040,757
  Accrued payroll and payroll related expenses.....................        4,000        70,768       264,095
  Accrued royalties................................................           --        35,736       918,895
  Other accrued liabilities........................................      113,627       575,767     1,007,199
  Short-term obligations...........................................           --       238,453       913,931
                                                                     -----------   -----------   -----------
         Total current liabilities.................................      129,021     2,143,309     4,144,877
Long-term obligations..............................................           --       687,596     2,489,833
Maintenance fees due third parties.................................      210,000       150,000       150,000
Commitments
Redeemable convertible preferred stock, no par value:
  Authorized shares -- included in convertible preferred stock authorized
  Issued and outstanding shares -- 1,125,000 in 1996, and none pro forma, aggregate redemption value of $12,375,000; aggregate
    liquidation preference of $9,000,000 in 1996...................           --            --     8,953,846    $        --
Shareholders' equity:
  Preferred stock, no par value:
    Authorized shares -- 5,000,000 pro forma
    Issued and outstanding shares -- none pro forma................           --            --            --             --
  Convertible preferred stock, no par value:
    Authorized shares -- 27,890,378 in 1996;
    Issued and outstanding shares -- 9,420,541 in 1994, 15,580,294 in 1995, 15,394,175 in 1996, and none pro forma; aggregate
      liquidation preference of $7,321,277 in 1996.................    2,019,549     6,694,544     7,440,698             --
  Common stock, no par value:
    Authorized shares -- 45,000,000 in 1996
    Issued and outstanding shares -- 3,782,812 in 1994, 4,000,011
      in 1995, 4,378,552 in 1996, and 20,897,727 pro forma.........       37,830     1,185,333     5,013,813     21,408,357
  Accumulated deficit..............................................   (1,537,321)   (4,612,008)   (8,106,509)    (8,106,509)
  Deferred compensation............................................           --    (1,076,300)   (3,713,850)    (3,713,850)
  Notes receivable from shareholders...............................           --       (49,850)     (625,760)      (625,760)
                                                                     -----------   -----------   -----------    -----------
         Total shareholders' equity................................      520,058     2,141,719         8,392    $ 8,962,238
                                                                                                                ===========
                                                                     -----------   -----------   -----------
         Total liabilities and shareholders' equity................  $   859,079   $ 5,122,624   $15,746,948
                                                                     ===========   ===========   ===========


                            See accompanying notes.

                              INFOSEEK CORPORATION

                            STATEMENTS OF OPERATIONS

                             PERIOD FROM
                           AUGUST 30, 1993                                   THREE MONTHS ENDED
                           (INCEPTION) TO     YEARS ENDED DECEMBER 31,           MARCH 31,
                            DECEMBER 31,     --------------------------   ------------------------
                                1993            1994           1995          1995         1996
                           ---------------   -----------   ------------   ----------   -----------
                                                                                (UNAUDITED)
Revenues:
  Advertising............     $      --      $        --   $    848,650   $       --   $ 1,655,691
  Subscription...........            --               --        183,640        5,402        75,214
                               --------      -----------    -----------    ---------   -----------
Total revenues...........            --               --      1,032,290        5,402     1,730,905
Cost of revenues.........            --               --        614,622       79,292       689,480
                               --------      -----------    -----------    ---------   -----------
Gross profit.............            --               --        417,668      (73,890)    1,041,425
Operating expenses:
  Research and
     development.........         8,290        1,062,915      1,174,849      176,357       933,988
  Sales and marketing....            --           96,704      1,267,492       77,218     2,683,579
  General and
     administrative......        19,045          360,676      1,147,507       98,121       860,111
                               --------      -----------    -----------    ---------   -----------
Total operating
  expenses...............        27,335        1,520,295      3,589,848      351,696     4,477,678
                               --------      -----------    -----------    ---------   -----------
Operating loss...........       (27,335)      (1,520,295)    (3,172,180)    (425,586)   (3,436,253)
Interest income
  (expense):
  Interest income........            --           15,089        114,689        3,574         6,247
  Interest expense.......            --           (4,780)       (17,196)         (30)      (64,495)
                               --------      -----------    -----------    ---------   -----------
                                     --           10,309         97,493        3,544       (58,248)
                               --------      -----------    -----------    ---------   -----------
Net loss.................     $ (27,335)     $(1,509,986)  $ (3,074,687)  $ (422,042)  $(3,494,501)
                               ========      ===========    ===========    =========   ===========
Pro forma net loss per
  share..................                                  $      (0.12)  $    (0.02)  $     (0.14)
                                                            ===========    =========   ===========
Shares used in computing
  pro forma net loss per
  share..................                                    25,862,923   25,966,048    25,914,408
                                                            ===========    =========   ===========

                            See accompanying notes.

                              INFOSEEK CORPORATION

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                           CONVERTIBLE                                                                  NOTES           TOTAL
                         PREFERRED STOCK            COMMON STOCK                                      RECEIVABLE    SHAREHOLDERS'
                    -------------------------  ----------------------   ACCUMULATED     DEFERRED         FROM          EQUITY
                      SHARES        AMOUNT      SHARES       AMOUNT       DEFICIT     COMPENSATION   SHAREHOLDERS     (DEFICIT)
                    ----------   ------------  ---------   ----------   -----------   ------------   ------------   -------------
Balance at August
 30, 1993.........          --   $         --         --   $       --   $       --    $        --     $       --     $        --
  Net loss........          --             --         --           --      (27,335 )           --             --         (27,335)
                    ----------    -----------  ---------   ----------   -----------   -----------      ---------     -----------
Balance at
  December 31,
  1993............          --             --         --           --      (27,335 )           --             --         (27,335)
  Issuance of
    common stock
    to founders...          --             --  3,780,000       37,800           --             --             --          37,800
  Issuance of
    Series A
    convertible
    preferred
    stock for cash
    and conversion
    of note
    payable, net
    of issuance
    costs.........   6,826,125        899,452         --           --           --             --             --         899,452
  Issuance of
    Series B
    convertible
    preferred
    stock for
    cash, net of
    issuance
    costs.........   2,594,416      1,120,097         --           --           --             --             --       1,120,097
  Exercise of
    common stock
    options.......          --             --      2,812           30           --             --             --              30
  Net loss........          --             --         --           --   (1,509,986 )           --             --      (1,509,986)
                    ----------    -----------  ---------   ----------   -----------   -----------      ---------     -----------
Balance at
  December 31,
  1994............   9,420,541      2,019,549  3,782,812       37,830   (1,537,321 )           --             --         520,058
  Issuance of
    Series A
    preferred
    stock for
    purchased
    technology....     559,739        223,895         --           --           --             --             --         223,895
  Repurchase of
    common stock
    from
    founder.......          --             --   (154,688)      (1,547)          --             --             --          (1,547)
  Issuance of
    Series C
    convertible
    preferred
    stock for
    cash, net of
    issuance
    costs.........   5,600,014      4,430,100         --           --           --             --             --       4,430,100
  Issuance of
    warrants for
    shares of
    Series C
    convertible
    preferred
    stock.........          --         21,000         --           --           --             --             --          21,000
  Issuance of
    common stock
    to employee
    for note
    receivable....          --             --    371,887       49,850           --             --        (49,850)             --
  Unearned
    compensation
    related to
    stock
    options.......          --             --               1,099,200           --     (1,099,200 )           --              --
  Amortization of
    unearned
    compensation
    related to
    stock
    options.......          --             --         --           --           --         22,900             --          22,900
  Net loss........          --             --         --           --   (3,074,687 )           --             --      (3,074,687)
                    ----------    -----------  ---------   ----------   -----------   -----------      ---------     -----------
Balance at
  December 31,
  1995............  15,580,294      6,694,544  4,000,011    1,185,333   (4,612,008 )   (1,076,300 )      (49,850)      2,141,719
  Cancellation of
    Series A
    preferred
    stock issued
    for purchased
    technology
    (unaudited)...    (279,869)            --         --           --           --             --             --              --
  Unearned
    compensation
    related to
    stock options
    (unaudited)...          --             --         --    2,951,200           --     (2,951,200 )           --              --
  Amortization of
    unearned
    compensation
    related to
    stock options
    (unaudited)...          --             --         --           --           --        313,650             --         313,650
  Issuance of
    Series E
    convertible
    preferred
    stock for
    cash, net of
    issuance costs
    (unaudited)...      93,750        746,154         --           --           --             --             --         746,154
  Repurchases of
    common stock
    (unaudited)...          --             --   (179,688)      (1,797)          --             --             --          (1,797)
  Issuance of
    common stock
    to officer
    (unaudited)...          --             --    374,999      300,000           --             --             --         300,000
  Issuance of
    common stock
    to officers
    for notes
    receivable
    (unaudited)...          --             --    412,499      610,000           --             --       (610,000)             --
  Exercise of
    common stock
    options
    (unaudited)...          --             --     26,404        3,167           --             --             --           3,167
  Cancelation of
    note
    receivable and
    return of
    unvested
    shares by
    employee
    (unaudited)...          --             --   (255,673)     (34,090)          --             --         34,090              --
  Net loss
    (unaudited)...          --             --         --           --   (3,494,501 )           --             --      (3,494,501)
                    ----------    -----------  ---------   ----------   -----------   -----------      ---------     -----------
Balance at March
  31, 1996
  (unaudited).....  15,394,175   $  7,440,698  4,378,552   $5,013,813   $(8,106,509)  $(3,713,850 )   $ (625,760)    $     8,392
                    ==========    ===========  =========   ==========   ===========   ===========      =========     ===========


                            See accompanying notes.

                              INFOSEEK CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                 PERIOD FROM
                                                  AUGUST 30,
                                                     1993                                      THREE MONTHS ENDED
                                                (INCEPTION) TO   YEARS ENDED DECEMBER 31,           MARCH 31,
                                                 DECEMBER 31,    -------------------------   -----------------------
                                                     1993           1994          1995         1995         1996
                                                --------------   -----------   -----------   ---------   -----------
                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net loss......................................     $(27,335)     $(1,509,986)  $(3,074,687)  $(422,042)  $(3,494,501)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization...............           --          109,819       437,013      69,597       332,083
  Amortization of unearned compensation
    related to stock options..................           --               --        22,900          --       313,650
  Amortization of warrants issued in
    connection with term loan.................           --               --        21,000          --            --
Changes in operating assets and liabilities:
    Accounts receivable.......................           --               --      (498,567)     (4,000)     (359,672)
    Other current assets......................      (69,850)          50,547       (91,598)     (3,592)     (192,456)
    Accounts payable..........................       68,628          (57,234)    1,211,191      19,377      (181,828)
    Accrued payroll...........................           --            4,000        66,768          --       193,327
    Accrued royalties.........................           --               --        35,736          --       883,159
    Other accrued liabilities.................           --          113,627       462,140      42,484       431,432
    Maintenance fees due third parties........           --          210,000       (60,000)    (70,000)           --
                                                   --------      -----------   -----------   ---------   -----------
Net cash used in operating activities.........      (28,557)      (1,079,227)   (1,468,104)   (368,176)   (2,074,806)
INVESTING ACTIVITIES
Purchase of short-term investments............           --               --    (2,483,011)         --            --
Proceeds from sales and maturities of
  available-for-sale investments..............           --               --     1,986,140          --       496,871
Purchase of property and equipment............      (71,129)        (310,346)   (2,828,651)    (47,511)   (1,247,864)
                                                   --------      -----------   -----------   ---------   -----------
Net cash used in investing activities.........      (71,129)        (310,346)   (3,325,522)    (47,511)     (750,993)
FINANCING ACTIVITIES
Term loan.....................................           --               --       965,860          --     2,572,749
Repayments of term loan.......................           --               --       (39,811)         --       (95,034)
Issuance of note payable......................      277,151          380,000            --          --            --
Payment of deposit on term loan...............           --               --            --          --      (668,359)
Repayment of note payable.....................           --          (57,151)           --          --            --
Proceeds from sale of convertible preferred
  stock, net of issuance costs................           --        1,419,549     4,430,100          --       746,154
Proceeds from sale of redeemable convertible
  preferred stock, net of issuance costs......           --               --            --          --     8,953,846
Proceeds from sale of common stock............           --           37,830            --          --       303,167
Repurchase of common stock....................           --               --        (1,547)         --        (1,797)
                                                   --------      -----------   -----------   ---------   -----------
Net cash provided by financing activities.....      277,151        1,780,228     5,354,602          --    11,810,726
                                                   --------      -----------   -----------   ---------   -----------
Net increase (decrease) in cash and cash
  equivalents.................................      177,465          390,655       560,976    (415,687)    8,984,927
Cash and cash equivalents at beginning of
  period......................................           --          177,465       568,120     568,120     1,129,096
                                                   --------      -----------   -----------   ---------   -----------
Cash and cash equivalents at end of period....     $177,465      $   568,120   $ 1,129,096   $ 152,433   $10,114,023
                                                   ========      ===========   ===========   =========   ===========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

     Unearned compensation related to stock options amounted to $1,099,200 and $2,951,200 for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.

                            See accompanying notes.

                              INFOSEEK CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

             (INFORMATION AS OF MARCH 31, 1996 AND RELATING TO THE
            THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Infoseek Corporation (the "Company") was formed in August 1993 to develop and provide branded, comprehensive Web-based navigational services that help users access and personalize the vast resources of the Internet. The Company's primary service offering, Infoseek Guide, is a free service targeted at individual users.

  Cash, Cash Equivalents and Short-Term Investments

     Cash and Cash Equivalents -- The Company considers all highly liquid debt instruments which are purchased with a maturity of three months or less to be cash equivalents. Through March 31, 1996, the Company has invested cash in excess of operating requirements in high-quality investments, primarily U.S. treasury securities, at prevailing market interest rates at the time of purchase.

     Short-Term Investments -- The Company accounts for investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's short-term investments, which consist primarily of U.S. treasury securities with maturities of one year or less, are classified as available-for-sale, and as such, are carried at fair value with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income (expense). The cost of securities sold is based on the specific identification method. The Company had no investments in equity securities at December 31, 1994 and 1995 or March 31, 1996.

  Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation. The Company depreciates property and equipment using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the related asset or the term of the lease.

  Research and Development

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. In the Company's case, capitalization would begin upon completion of a working model as the Company does not prepare detail program designs as part of the development process. As of December 31, 1995 and

                              INFOSEEK CORPORATION

March 31, 1996, such capitalizable costs were insignificant. Accordingly, the Company has charged all such costs to research and development expense in the accompanying statements of operations, and such costs have been immaterial to date.

  Stock-Based Compensation

     The Company has chosen not to adopt the accounting provisions under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), and therefore the effect of adopting the disclosure standards required by FAS 123 has not had any effect on the Company's financial position or results of operations.

  Long-Lived Assets

     In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " (FAS 121). FAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. FAS 121 has not had a material impact on the financial statements of the Company.

  Revenue Recognition

     The Company's advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions for a fixed fee. Advertising revenues are recognized ratably over the term of the contract provided that the monthly minimum impressions are met, the Company does not have any remaining significant obligations, and collection of the resulting receivable is probable.

     Also included in advertising revenues is the exchange by the Company of advertising space on the Company's Web sites for reciprocal advertising space in other media publications or other Web sites or receipt of applicable goods and services. Revenues from these exchange transactions are recorded as advertising revenue at the estimated fair value of the goods and services received and are recognized when both the Company's advertisements and the reciprocal advertisements are run, or goods or services are received. For the three months ended March 31, 1996, advertising revenues recognized under these trading activities amounted to $55,500.

     The Company has also derived revenues during 1995 and the first quarter of 1996 from fees related to a premium subscription service offered to business and professional users. Revenues from this service are recognized over the period the services are provided.

  Advertising Costs

     Advertising costs are recorded as an expense the first time an advertisement appears. Advertising costs amounted to $367,319 for the three months ended March 31, 1996. There were no advertising expenses during the period from August 30, 1993 (inception) to December 31, 1993 and for the years ended December 31, 1994 and 1995.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade receivables. The Company places its cash equivalents and short-term investments with high-quality financial institutions. Through March 31, 1996 the Company invested its excess cash in collateralized funds of U.S. government entities. The Company operates in one business segment and sells advertising to various

                              INFOSEEK CORPORATION
companies across several industries. The Company generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. For the year ended December 31, 1995, one customer accounted for 13% of revenues.

  Net Loss Per Share


     Net loss per share is computed using the weighted average number of common shares outstanding. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, convertible preferred stock, redeemable convertible preferred stock, common stock and common equivalent shares (options and warrants) issued by the Company at prices below the assumed public offering price during the twelve-month period prior to the proposed offering have been included in the calculation as if they were outstanding for all periods presented regardless of whether they are antidilutive (using the treasury stock method at an assumed public offering price of $11.00).


     Net loss per share calculated on this basis for the period from August 30, 1993 (inception) to December 31, 1993 and for the years ended December 31, 1994 and 1995, and for the three months ended March 31, 1995 and 1996 was ($0.00), ($0.10), ($0.19), ($0.03) and ($0.22), respectively, based upon 12,482,827,
15,791,265, 16,162,515, 16,265,640 and 16,214,000 shares, respectively.

  Pro Forma Net Loss Per Share and Unaudited Pro Forma Shareholders' Equity

     Pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the as-if-converted method). If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of approximately 16,519,175 shares of common stock based on the shares of convertible preferred stock outstanding at March 31, 1996. Unaudited pro forma shareholders' equity at March 31, 1996, as adjusted for the conversion of preferred stock is disclosed on the balance sheet.

  Interim Financial Statements

     In the opinion of management, the unaudited interim financial statements at March 31, 1996 and for the three months ended March 31, 1995 and 1996 include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company's financial position at March 31, 1996, and results of operations and cash flows for the three months ended March 31, 1995 and 1996. Results for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

2. PURCHASED TECHNOLOGY

     The Company exchanged 559,739 shares of its Series A convertible preferred stock to license certain technology from ACSIOM under an amended July 1994 Software Development and Licensing

                              INFOSEEK CORPORATION

Master Agreement ("ACSIOM Agreement"). In March 1996, 279,869 shares of the previously issued Series A convertible preferred stock were cancelled under terms contained in the ACSIOM Agreement. The value assigned to the Series A convertible preferred stock of $223,895 is being amortized over 18 months ending June 30, 1996. Amortization expense for the year ended December 31, 1995 and the three months ended March 31, 1996 was $149,263 and $37,316, respectively.

3. OBLIGATIONS

     In October 1995 and February 1996, the Company entered into term loan agreements with Venture Lending and Leasing, Inc. ("Venture") under which the Company borrowed approximately $3,500,000 to finance the purchase of equipment. Borrowings made under this agreement are due over 37 months, bear interest which ranges from 15.80% to 16.39%, and are secured by certain assets of the Company. In connection with the October 1995 loan agreement, the Company issued warrants to purchase 100,000 shares of Series C convertible preferred stock (see Note 5). In connection with the February 1996 loan agreement, the Company paid a cash deposit of $668,359 to Venture.

     Maturities under this agreement as of December 31, 1995 and March 31, 1996 are as follows:

                                                               DECEMBER 31,     MARCH 31,
                                                                   1995            1996
                                                               ------------     ----------
    1996.....................................................    $193,453       $  913,931
    1997.....................................................     280,045        1,033,742
    1998.....................................................     407,551        1,388,329
    1999.....................................................          --           67,762
                                                                 --------       ----------
                                                                 $881,049       $3,403,764
                                                                 ========       ==========

     During 1994, the Company repaid a $657,151 note payable to a founder through the issuance of 6,000,000 shares of Series A preferred stock and the payment of $57,151 in cash.

4. COMMITMENTS

     The Company leases its facilities under operating lease agreements which expire at various dates through February 2000. Total rent expense for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996 was $40,889, $85,682 and $50,165, respectively. There was no rent expense for the period from August 30, 1993 (inception) through December 31, 1993. Minimum future rental commitments under these leases as of December 31, 1995 and March 31, 1996 are as follows:

                                                                DECEMBER 31,     MARCH 31,
                                                                    1995           1996
                                                                ------------     ---------
    1996......................................................    $165,158       $ 147,867
    1997......................................................     114,561          99,049
    1998......................................................      37,156          34,205
    1999......................................................      35,006          32,252
    2000......................................................       5,864              --
                                                                  --------        --------
                                                                  $357,745       $ 313,373
                                                                  ========        ========

     In addition, the Company has cancelable support fees and royalty payments due ACSIOM. Future minimum payments under this agreement are approximately $10,000 per quarter and 10% of revenues for so long as the Company continues to utilize the subject technology.

                              INFOSEEK CORPORATION

     During 1994, the Company licensed certain technology to be used in developing the Company's product. Subsequently, it was determined that this technology was not suited to the Company's product. Consequently, in 1994, the Company expensed $280,000 due under the contract through 1999. Of this amount, $195,000 was payable and included in liabilities in the accompanying financial statements at December 31, 1995 and March 31, 1996.

     The Company has licensed certain software technologies from XEROX Corporation (XEROX). The Company pays a royalty to XEROX based on the usage of the technology, and such royalty is not to exceed $200,000 per year in 1996 and 1997, and $300,000 in 1998. After payment of such $700,000 in royalties, the Company will have a perpetual license to the technology with no further payments.


     Historically, a large portion of the Company's traffic was derived through the Web page of Netscape Communications Corporation ("Netscape"). During 1995, the Company paid no fees to appear on Netscape's Web page. From January 1, 1996 to March 31, 1996, the Company was listed as the sole premier "Net Search" service on the Netscape Web page for which the Company paid Netscape 50% of the related net advertising revenue. In March 1996, Infoseek entered into an agreement with Netscape, which provides that Infoseek will be listed as a Premier Provider on Netscape's Web page for the period from April 10, 1996 to March 31, 1997. This agreement with Netscape provides for payments of up to an aggregate of $5 million to Netscape over the course of the term of the agreement. The Company has the right to terminate the agreement at the end of six months, in which case payments to Netscape would be reduced by an aggregate of approximately $2.5 million. Payments to Netscape will be recognized ratably over the term of the agreement.


5. SHAREHOLDERS' EQUITY

  Convertible Preferred Stock

     The following is a summary of the authorized and issued shares of convertible preferred stock:


                        DECEMBER 31, 1994          DECEMBER 31, 1995            MARCH 31, 1996
                     ------------------------   ------------------------   ------------------------
                                  ISSUED AND                 ISSUED AND                 ISSUED AND
                     AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING
                     ----------   -----------   ----------   -----------   ----------   -----------
Series A...........   9,847,816     6,826,125    9,847,816     7,385,864    9,847,816     7,105,995
Series B...........   4,060,000     2,594,416    3,459,220     2,594,416    3,459,220     2,594,416
Series C...........          --            --    7,600,009     5,600,014    7,600,009     5,600,014
Series D...........          --            --    3,650,000            --    3,650,000            --
Series E...........          --            --           --            --    3,333,333        93,750
                     ----------    ----------   ----------    ----------   ----------    ----------
          Total....  13,907,816     9,420,541   24,557,045    15,580,294   27,890,378    15,394,175
                     ==========    ==========   ==========    ==========   ==========    ==========


     The holders of Series A, B, C and E convertible preferred stock are entitled to receive annual, noncumulative dividends, when and if declared by the Board of Directors, of $0.007, $0.227, $0.04, and $0.40 per share, respectively. Through March 31, 1996, no dividends had been declared or paid by the Company.

     Each share of Series A, B, C and E stock is convertible, at the option of the shareholder, into common stock on a one-for-one basis, subject to adjustment in certain cases. The Series A, B, C, and E convertible preferred stock converts automatically upon the occurrence of certain events, including a sale of common stock in an initial public offering with gross proceeds of at least $15,000,000 or the written consent of the holders of two-thirds of the outstanding shares of preferred stock voting as a single class.

     The holders of preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible.

                              INFOSEEK CORPORATION

     In the event of a liquidation, the Series A, B, C and E shareholders are entitled to receive $0.13, $0.45, $0.80 and $8.00, respectively, per share, plus all declared but unpaid dividends. Thereafter, the remaining assets shall be distributed among the holders of common and preferred shares pro rata with the preferred shares being treated on an as-converted basis.

     Through March 31, 1996, no shares of Series D convertible preferred stock had been issued.


  Founders' Common Stock


     The Company has the right, at any time within sixty days after termination of a founder's employment or service, to repurchase certain common shares at the price per share paid by the founder. The Company's right to repurchase lapses with respect to 25% of the total number of shares held by the founder, commencing twelve months after purchase, and in monthly increments of 2.08% of the total number of shares thereafter. There were 1,628,906, and 1,234,843 common shares subject to repurchase by the Company at December 31, 1995 and March 31, 1996, respectively.

  Shareholders' Notes Receivable

     In December 1995 and during the first quarter of 1996, the Company entered into agreements with certain officers and an employee to sell 371,887 and 337,500 shares, respectively, of the Company's common stock in exchange for full recourse promissory notes. The shares are subject to repurchase by the Company, and such repurchase options lapse in monthly increments of 2.08% of the total number of shares purchased. The Company also entered into an agreement with an officer during the first quarter of 1996 to sell 75,000 shares of the Company's common stock in exchange for a full recourse promissory note. These shares were fully vested at the time of issuance. At December 31, 1995 and March 31, 1996, there were 371,887 and 337,500 common shares, respectively, subject to repurchase by the Company.

  Warrants

     During 1995 in connection with an equipment financing transaction, the Company issued warrants to purchase 100,000 shares of Series C convertible preferred stock at an exercise price of $0.80 per share. These warrants are exercisable at any time through October 2000. As of December 31, 1995, no warrants had been exercised. The Company recorded additional interest expense of $21,000 based on using the minimum value method to determine the value of the warrant.

  Common Stock Reserved For Future Issuance

     Shares of common stock reserved for future issuance are as follows:

                                                               DECEMBER 31,      MARCH 31,
                                                                   1995            1996
                                                               ------------     -----------
    Convertible preferred stock..............................   24,557,045       27,890,378
    Warrants.................................................      100,000          100,000
    Stock option plan........................................    3,184,688        5,408,284
                                                                ----------       ----------
                                                                27,841,733       33,398,662
                                                                ==========       ==========


6. REDEEMABLE CONVERTIBLE PREFERRED STOCK



     As part of the Series E convertible preferred stock offering 1,125,000 shares were issued to NYNEX Information Technologies Company ("NYNEX"). As part of this transaction the Company and NYNEX entered into an agreement which provides that the Company will prominently display

                              INFOSEEK CORPORATION
the BigYellow logo, which represents NYNEX's interactive shopping directory, as the exclusive comprehensive shopping directory within Infoseek Guide, in exchange for a fee paid by NYNEX. In connection with this transaction, the Company has granted to NYNEX the right to redeem the Series E convertible preferred stock, if certain specified events occur, at the fair market value (not less than $8.00 per share) at the time of redemption. These redemption rights terminate upon the conversion of the Series E convertible preferred stock pursuant to the Company's initial public offering with aggregate proceeds of at least $15,000,000. The Series E redeemable convertible preferred stock have the same dividend, liquidation, voting and conversion rights and preferences as the Series E convertible preferred stock as described in Note 5.



7. STOCK OPTION PLAN


     The Company's Stock Option Plan (the "Plan") provides for the grant of incentive stock options and nonstatutory stock options to employees and consultants of the Company at prices ranging from 85% to 110% (depending on the type of grant) of the fair market value of the common stock on the date of grant as determined by the Board of Directors. The Company has reserved 5,437,500 shares of common stock for issuance under the Plan. The vesting and exercise provisions of the option grants are determined by the Board of Directors. Options generally vest and become exercisable as to 25% of the shares one year from the date of grant and the balance in monthly increments over the subsequent three years of service. Options expire no later than seven years from the date of grant. Options for the purchase of 155,138 and 211,537 shares were exercisable as of December 31, 1995 and March 31, 1996, respectively.

     Information with respect to the Plan is summarized as follows:


                                                                OPTIONS OUTSTANDING
                                                      ----------------------------------------
                                         SHARES                                     AGGREGATE
                                      AVAILABLE FOR   NUMBER OF      PRICE PER       EXERCISE
                                          GRANT        SHARES          SHARE          PRICE
                                      -------------   ---------   ----------------  ----------
    Balance at January 1, 1994.......           --           --                $--  $       --
      Authorized.....................    3,187,500           --                $--          --
      Granted........................     (187,500)     187,500    $0.011 - $0.067      11,660
      Exercised......................           --       (2,812)            $0.011        (188)
      Canceled.......................       19,688      (19,688)   $0.011 - $0.067        (637)
                                        ----------    ---------                     ----------
    Balance at December 31, 1994.....    3,019,688      165,000    $0.067 - $0.067      10,835
      Granted........................   (3,438,262)   3,438,262    $0.067 - $0.133     452,185
      Canceled.......................      529,387     (529,387)   $0.067 - $0.133     (60,508)
                                        ----------    ---------                     ----------
    Balance at December 31, 1995.....      110,813    3,073,875    $0.011 - $0.133     402,512
      Authorized.....................    2,250,000           --                $--          --
      Granted........................   (1,968,249)   1,968,249     $0.80  - $4.00   3,815,834
      Exercised......................           --      (26,404)    $0.33  - $1.33     (29,241)
      Canceled.......................      674,844     (674,844)    $0.067 - $4.00    (706,189)
                                        ----------    ---------                     ----------
    Balance at March 31, 1996........    1,067,408    4,340,876     $0.011 - $4.00  $3,482,916
                                        ==========    =========                     ==========


  Deferred Compensation

     The Company recorded aggregate compensation of $4,050,400 during the fourth quarter of 1995 and the first quarter of 1996. The amount recorded represents the difference between the grant price and the deemed fair value of the Company's common stock for shares subject to options granted in 1995 and during the first quarter of 1996. The amortization of deferred compensation is being charged to operations and is being amortized over the vesting period of the options, which is

                              INFOSEEK CORPORATION
typically four years. For 1995 and the first quarter of 1996, the amortized expenses were $22,900 and $313,650, respectively.


8. INCOME TAXES


     Due to the Company's loss position, there was no provision for income taxes for any period presented.

     The difference between the provision for income taxes and the amount computed by applying the federal statutory tax rate (34%) to income (loss) before provision for income taxes is explained below:

                                              PERIOD FROM
                                            AUGUST 30, 1993      YEARS ENDED DECEMBER 31,
                                            (INCEPTION) TO     -----------------------------
                                           DECEMBER 31, 1993     1994               1995
                                           -----------------   ---------         -----------
Income tax (benefit) computed at the
  federal statutory rate.................      $  (9,240)      $(528,495)        $(1,076,140)
Losses for which no tax benefit was
  recognized.............................          9,240         528,495           1,076,140
                                           -----------------   ---------         -----------
Provision for income taxes...............      $      --       $      --         $        --
                                           ==================  ==========        ============

     As of December 31, 1995, the Company has federal and state net operating loss carryforwards of approximately $4,000,000 and $600,000, respectively. The federal net operating loss carryforwards will expire in the years 2008 through 2010, and the state net operating loss carryforwards will expire in the years 1998 through 2000. The Company has federal and state research and experimentation credits of approximately $30,000 and $18,000, respectively, that will expire in the years 2008 through 2010. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes consisted of the following at:

                                                                      DECEMBER 31,
                                                                ------------------------
                                                                  1994           1995
                                                                ---------     ----------
    Deferred tax assets:
      Net operating losses....................................  $ 473,000     $1,382,000
      Research credit carryforwards...........................     45,000         42,000
      Accrued royalties.......................................    112,000         83,000
      Other individually immaterial items.....................     31,000        184,000
                                                                ---------     -----------
    Total deferred tax assets.................................    661,000      1,691,000
      Valuation allowance.....................................   (661,000)    (1,691,000)
                                                                ---------     -----------
    Total net deferred tax assets.............................  $      --     $       --
                                                                =========     ===========

     The change in the valuation allowance was a net increase of approximately $661,000 and $1,030,000 for the years ended December 31, 1994 and 1995, respectively.

                              INFOSEEK CORPORATION

9. EMPLOYEE BENEFIT PLAN


     In January 1996, the Company adopted a plan to provide retirement and incidental benefits for its eligible employees, known as the Infoseek Corporation 401(k) Plan. As allowed under Section 401(k) of the Internal Revenue Code, the plan provides tax-deferred salary deductions for eligible employees. Participants in the Plan may make salary deferrals of up to 20% of their annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. The Company, at its discretion, may elect to make contributions to the Plan on behalf of its eligible participants. The Company has made no such contributions to date.


10. SUBSEQUENT EVENTS


     In April 1996, the Board of Directors approved the filing of a registration statement by the Company with the SEC covering the proposed sale of shares of its common stock to the public.

     Effective April 1996, the Board of Directors, subject to shareholders' approval, adopted the 1996 Stock Option/Stock Issuance Plan (the "1996 Plan"). The 1996 Plan is intended to serve as the successor equity incentive stock issuance program to the Company's Stock Option Plan (the "Predecessor Plan"). Under the 1996 Plan 5,625,000 shares of common stock have been authorized for issuance. This share reserve consists of (i) the shares which remained available for issuance under the predecessor plan, including the shares subject to outstanding options thereunder and the shares otherwise available for future grant, plus (ii) an additional increase. The 1996 Plan is divided into three separate components: the Discretionary Option Grant Program under which eligible individuals may be granted options to purchase shares of common stock at an exercise price of not less than 85% of their fair market value on the grant date, the Stock Issuance Program under which eligible individuals may be issued shares of common stock directly through the purchase of such shares at a price of not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services and the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible nonemployee Board members to purchase shares of common stock at an exercise price equal to 100% of their fair market value on the grant date.

     Effective April 1996, the Company's Board of Directors, subject to shareholders' approval, adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan"), which is designed to allow eligible employees of the Company to purchase shares of common stock at semiannual intervals through their periodic payroll deductions. A reserve of 187,500 shares of common stock has been established for the Purchase Plan. The Purchase Plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. Eligible employees can have up to 10% of their base salary deducted to be used to purchase shares of the common stock on specific dates determined by the Board of Directors. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the specified purchase date.

     In April 1996, the Company sold 1,048,501 shares of Series E convertible preferred stock for gross proceeds of $8,388,000. Issuance costs were approximately $300,000. As part of the offering 375,001 shares of Series E convertible preferred stock were issued to Kanematsu Corporation ("Kanematsu"). Also, as part of this transaction, the Company entered into a memorandum of understanding and a marketing alliance agreement with Kanematsu to create a strategic alliance. Under the terms of this alliance the parties will set up a Japanese Internet search and retrieval service containing listings of Japanese Web sites written in Japanese and a Japanese translation of the Infoseek Guide Directory. The 375,001 shares of Series E convertible preferred stock held by Kanematsu are redeemable at the request of Kanematsu, upon the termination of the Marketing

                              INFOSEEK CORPORATION

Alliance Agreement as a result of any breach of a material provision by the Company. The Series E convertible preferred stock held by Kanematsu will be redeemed by the Company at the fair market value (but not less than $8.00 per share) at the time of redemption. The redemption terminates upon the conversion of the Series E convertible preferred stock, if the Company has a initial public offering with gross proceeds of at least $15,000,000.

     In April 1996, the Company licensed certain software technology from HNC Software Inc. ("HNC"). The Company intends to utilize the software technology to develop an advertising and audience management system to track individual usage behavior in order to optimize the matching of advertisements with the appropriate audience. The software will be modified to the Company's specifications to integrate it into the Company's advertisement placement system. This technology will be licensed to the Company for an initial five year term beginning upon the initial acceptance of the software by the Company. According to the terms of the agreement the Company will be required to pay HNC for customization and installation fees, sub-license start-up fees and monthly license fees. The monthly license fees consist of a fixed fee, which the Company expects will amount to approximately $180,000 in the aggregate through 1997, and a royalty fee based on a percentage of certain future related revenues (in order to maintain the exclusivity of the arrangement, the Company is required to pay certain annual minimum royalties, which the Company expects will amount to approximately $60,000 in the aggregate through 1997).


     In May 15, 1996, the Company's Shareholders approved a 3-for-4 reverse stock split of the Company's preferred and common stock. All outstanding preferred, common and common equivalent shares in the accompanying financial statements have been retroactively adjusted to give effect to this reverse stock split. At the same time, the Board of Directors approved the increase of authorized common stock to 60,000,000 shares and authorized 5,000,000 shares of undesignated preferred stock. The Board of Directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series without further vote or action by the shareholders. No such shares have been issued to date.

- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................     3
Risk Factors..........................     5
The Company...........................    17
Use of Proceeds.......................    17
Dividend Policy.......................    17
Capitalization........................    18
Dilution..............................    19
Selected Financial Data...............    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    21
Business..............................    26
Management............................    41
Certain Transactions..................    50
Principal Shareholders................    53
Description of Capital Stock..........    55
Shares Eligible for Future Sale.......    56
Underwriting..........................    58
Legal Matters.........................    59
Experts...............................    59
Additional Information................    59
Index to Financial Statements.........   F-1
Report of Independent Accountants.....   F-2

                             ---------------------

  UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                3,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------
                               ALEX. BROWN & SONS
                INCORPORATED

                              MERRILL LYNCH & CO.
                                             , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

    SEC Registration fee.....................................................  $ 14,276
    NASD fee.................................................................     4,640
    Nasdaq National Market listing fee.......................................         *
    Printing and engraving...................................................   150,000
    Legal fees and expenses of the Company...................................   250,000
    Accounting fees and expenses.............................................   150,000
    Blue sky fees and expenses...............................................    10,000
    Transfer agent fees......................................................     5,000
    Directors and officers insurance.........................................   150,000
    Miscellaneous............................................................         *
                                                                               --------
              Total..........................................................  $850,000
                                                                               =========

- ---------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has adopted provisions in its Amended and Restated Articles of Incorporation that limit the liability of directors in certain instances. As permitted by the California General Corporation Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. See Item 17 of this Registration Statement regarding the opinion of the Securities and Exchange Commission as to indemnification for liabilities arising under the Securities Act of 1933, as amended ("the Act"). Such limitation does not affect liability for any breach of a director's duty to the Company or its shareholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to the Company or its shareholders, or that show a reckless disregard for his duty to the Company or its shareholders in circumstances in which he was, or should have been, aware, in the ordinary course of performing his duties, of a risk of serious injury to the Company or its shareholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of the California General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission, although in certain circumstances equitable relief may not be available as a practical matter. The limitation may relieve the directors of monetary liability to the Company for grossly negligent conduct, including conduct in situations involving attempted takeovers of the Company. No claim or litigation is currently pending against the Company's directors that would be affected by the limitation of liability.

     The Company's Amended and Restated Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and may indemnify its officers to the full extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. The Company has entered into separate indemnification agreements with its directors and officers, which may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. To the extent the Company may be required to make substantial payments under the indemnification agreements that are not covered by insurance, the Company's available cash and shareholder's equity would be adversely affected.

     Reference is made to the form of the Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors of the Company by the several Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     (a) Since August 30, 1993 (date of inception), the Company has issued and sold the following securities (as adjusted to reflect a 3-for-4 reverse stock split to be effected prior to the effectiveness of this Registration Statement):

          1. The Company issued and sold 3,445,624 shares (net of repurchases) of its Common Stock to founders for an aggregate purchase price of $35,206.25 pursuant to the Founders Agreement dated February 1, 1994, as amended on June 30, 1994 (Exhibit 10.13).

          2. The Company issued and sold 498,714 shares (net of repurchases) of its Common Stock to employees for an aggregate purchase price of $314,840.95 pursuant to direct issuances and the exercise of options under its Stock Option Plan (Exhibit 10.1).

          3. On February 25, 1994, March 18, 1994, and July 22, 1994, the
     Company issued and sold an aggregate of 7,385,864 shares of Series A Preferred Stock for an aggregate purchase price of $984,781.60.

          4. On June 30, 1994 and August 24, 1994, the Company issued and sold an aggregate of 2,594,416 shares of Series B Preferred Stock for an aggregate price of $1,176,134.80.

          5. On May 4, 1995 and June 30, 1995, the Company issued and sold 5,600,014 shares of Series C Preferred Stock for an aggregate price of $4,480,005.60

          6. The Company has not issued and sold any shares of Series D Preferred Stock.

          7. On March 29, 1996, April 12, 1996 and April 19, 1996, the Company issued and sold an aggregate of 2,267,251 shares of Series E Preferred Stock for an aggregate purchase price of $18,137,964 to several investors.

     The issuances described in Item 15(a)(1) were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The issuances of the securities described in items 15(a)(2) through 15(a)(7) were deemed to be exempt from registration under the Act in reliance on Section 4(2) of the Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.                                      DESCRIPTION
- -----------   ---------------------------------------------------------------------------------
 1.1*         Form of Underwriting Agreement (preliminary form).
 3.1*         Articles of Incorporation of the Registrant, as amended to date.
 3.2*         Form of Amended and Restated Articles of Incorporation of the Registrant to be
              filed prior to the closing of the Offering made pursuant to this Registration
              Statement.
 3.3*         Form of Amended and Restated Articles of Incorporation of the Registrant to be
              filed after the closing of the Offering made pursuant to this Registration
              Statement.
 3.4*         Bylaws of the Registrant, as amended.
 3.5*         Form of Bylaws of the Registrant to be effective upon the effectiveness of this
              Registration Statement.
 4.1*         Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.
 4.2**        Specimen Common Stock certificate.
 4.3*         Third Amended and Restated Investors' Rights Agreement dated April 19, 1996 among the Registrant and the investors and founders named therein.
 4.4*         Warrant Agreement between the Registrant and Venture Lending and Leasing, Inc.
              dated as of October 7, 1995.
 5.1*         Opinion of Brobeck, Phleger & Harrison LLP.
10.1*         Infoseek Corporation Stock Option Plan, as amended on March 20, 1996, subject to qualification by the State of California.
10.2*         Infoseek Corporation 1996 Stock Option/Stock Issuance Plan.
10.3*         Infoseek Corporation Employee Stock Purchase Plan.
10.4*         Form of Offer Letter among the Registrant and its officers.
10.5*         Form of Indemnification Agreement entered into between the Registrant and its directors and officers.
10.6*         Series A Preferred Stock Purchase Agreement dated February 25, 1994 among the
              Registrant and the investors named therein, as amended March 3, 1994.
10.7*         Series A Preferred Stock Supplemental Purchase Agreement dated July 22, 1994 between the Registrant and the Applied Computing Systems Institute of
              Massachusetts, Inc.
10.8*         Series B Preferred Stock Purchase Agreement dated June 30, 1994 among the
              Registrant and the investors named therein, as amended July 7, 1994.
10.9*         Series C Preferred Stock Purchase Agreement dated May 4, 1995 among the
              Registrant and the investors named therein, as amended June 30, 1995.
10.10*        Third Amended and Restated Agreement regarding co-sale dated April 19, 1996 among the Registrant and the investors and founders named therein.
10.11*        Third Amended and Restated Co-Sale Agreement dated April 19, 1996 among the founder and the investors named therein.
10.12*        Amended and Restated Put Option Agreement dated May 4, 1995 among the Registrant and the investors named therein.
10.13*        Founders Agreement dated February 1, 1994 among the Registrant and the founders named therein, as amended June 30, 1994.
10.14*        Series E Preferred Stock Purchase Agreement dated March 29, 1996 among the
              Registrant and the investors named therein.
10.15*        Stock Purchase Agreements dated January 24, 1996 between the Registrant and
              Robert E.L. Johnson III.
10.16*        Employee Stock Purchase Agreement dated January 30, 1996 between the Registrant and Robert E.L. Johnson III.
10.17*        Employee Stock Purchase Agreement dated March 28, 1996 between the Registrant and
              Leonard J. LeBlanc.
10.18*        Employee Stock Purchase Agreement dated March 9, 1996 between the Registrant and
              John Nauman.
10.19*        Employee Stock Purchase Agreement dated March 9, 1996 between the Registrant and
              Craig Forman.
10.20*        Lease Agreements dated December 13, 1993, November 7, 1995, January 8, 1996 and
              January 10, 1996 between the Registrant and Spieker Properties, L.P.
10.21*        Standard Office Sublease dated May 30, 1995 between the Registrant and Innovative
              Information Systems, Inc.

10.22*        Standard Form of Office Lease dated April 1996 the Registrant and Richfield
              Investment Company.
10.23*        Software Development and Licensing Master Agreement dated July 8, 1994, as amended on February 13, 1995 and April 24, 1995 between the Registrant and
              Applied Computing Systems Institute of Massachusetts, Inc.
10.24*        Software License Agreement between the Registrant and ADB Inc. dated December 22,
              1995, as amended April 19, 1996.
10.25*        Internet Services and Products Master Agreement dated May 22, 1995 between the
              Registrant and BBN Planet Corporation.
10.26*+       Internet Search Service Access Agreement dated August 23, 1995 between the
              Registrant and Microsoft Corporation, as amended on December 18, 1995.
10.27*+       Internet Search Service Access Agreement between the Registrant and NETCOM Online
              Communication Services, Inc. dated October 13, 1995, as amended on March 20,
              1996.
10.28*        Net Search Program -- Premier Provider Agreement between the Registrant and
              Netscape Communications Corporation dated March 22, 1996, as amended on that date.
10.29*+       Agreement between the Registrant and NetManage, Inc. dated November 29, 1995.
10.30*+       Software License and Distribution Agreement between the Registrant and Personal
              Library Software, Inc. dated June 17, 1994.
10.31*+       XSoft/Infoseek Software Distribution and License Agreement -- Lexicons, dated
              March 31, 1996 between the Registrant and XSoft, a division of XEROX Corporation.
10.32*        Customer Support Program Agreement for Infoseek among the Registrant and
              SunService Corporation dated January 1, 1996.
10.33*        Purchase Orders dated March 21, 1996, February 1, 1996, December 1, 1995, October
              25, 1995, October 6, 1995 between the Registrant and Sun Microsystems, Inc.
10.34*        Form Consulting Services Agreement among the Registrant and its consultants.
10.35*+       Letter of Agreement dated April 2, 1996 between the Registrant and HNC Software
              Inc.
10.36*        Agreement in Principal dated March 21, 1996 between the Registrant and HNC
              Software Inc.
10.37*        Joint Marketing Agreement dated effective April 15, 1996 between the Registrant and Sun Microsystems Inc.
10.38*+       Online Service Agreement dated February 28, 1995 between the Registrant and
              Reuters NewMedia, Inc., as amended January 4, 1996 and April 19, 1996.
10.39*        Redemption Agreement dated March 29, 1996 between the Registrant and NYNEX
              Information Technologies Company.
10.40*        Redemption Agreement dated April 12, 1996 among the Registrant and Kanematsu
              Corporation, Kanematsu USA, Inc. and Kanematsu Computer Systems, Inc.
10.41+        Infoseek Corporation Advertising Agreement dated May 7, 1996 to be effective as of January 1, 1996 between the Registrant and Margeotes-Fertitta Partners, Inc.
10.42*+       Infoseek/NYNEX Agreement dated March 29, 1996 between the Registrant and NYNEX
              Information Technologies Company.
10.43*+       Software License Agreement dated March 29. 1996 between the Registrant and NYNEX
              Information Technologies Company.
10.44*        Out-of-Area Plan Master Group Policy dated January 1, 1996 between the Registrant and Lifeguard Life Insurance Company.
10.45*        Infoseek Impressions Agreement -- Ad Exchange between the Registrant and
              FreeLoader, Inc. dated March 8, 1996.
10.46*+       Agreement between the Registrant and Verity, Inc. dated March 31, 1996.
10.47*        Cooperation Agreement between the Registrant and Quarterdeck Corporation dated
              April 2, 1996.
10.48*+       Memorandum of Understanding between the Registrant and Kanematsu Corporation dated March 30, 1996.
10.49*+       Marketing Alliance Agreement between the Registrant and Kanematsu Corporation dated April 11, 1996.
10.50*+       Relationship Agreement between the Registrant and Reuters NewMedia Inc. dated
              April 19, 1996.
10.51*+       Memorandum of Understanding between the Registrant and IDG Communications Inc.
              dated April 22, 1996.

10.52*        Loan Agreements between the Registrant and Venture Lending & Leasing, Inc. dated
              October 5, 1995 and February 9, 1996 and related Notes (Note No. 42-002 dated
              March 28, 1996; Note No. 42-001 dated February 29, 1996; Note No. 27-002 dated
              November 30, 1995 and Note No. 27-001 dated October 11, 1995) between the
              Registrant and Venture Lending & Leasing, Inc.
10.53*+       License and Software Distribution Agreement between the Registrant and HNC
              Software Inc. dated April 25, 1996.
10.54*+       Amendment No. 3 to Software Development and Licensing Master Agreement between the Registrant and Applied Computing Systems Institute of Massachusetts, Inc.
              dated March 18, 1996.
10.55*        First Amendment to Series A Preferred Stock Supplemental Purchase Agreement dated
              March 18, 1996 between the Registrant and the Applied Computing Systems Institute
              of Massachusetts, Inc.
10.56*        Software License Agreement dated May 8, 1996 between the Registrant and HNC
              Software Inc.
11.1 *        Computation of Earnings/(Loss) Per Share.
23.1          Consent of Ernst & Young LLP, Independent Auditors (see page II-7)
23.2 *        Consent of Counsel. Reference is made to Exhibit 5.1.
24.1 *        Power of Attorney


- ---------------
*  Previously filed.
** To be supplied by amendment.
+  Confidential treatment requested as to certain portions of these exhibits.

     (B) FINANCIAL STATEMENT SCHEDULES

          Schedule II Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the California Corporation Law, the Articles of Incorporation or the Bylaws of the Company, Indemnification Agreements entered into between the Company and its officers and directors, the Underwriting Agreement, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on this 31st day of May, 1996.


                                          INFOSEEK CORPORATION

                                          By: /s/  ROBERT E. L. JOHNSON, III

                                            ------------------------------------
                                              Robert E. L. Johnson, III
                                              President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


              SIGNATURE                              TITLE                         DATE
- -------------------------------------  ----------------------------------    -----------------
   /S/  ROBERT E. L. JOHNSON, III      President, Chief Executive                 May 31, 1996
- -------------------------------------    Officer, and Director (Principal
     (Robert E. L. Johnson, III)         Executive Officer)
       /S/  LEONARD J. LEBLANC         Executive Vice President, Finance,         May 31, 1996
- -------------------------------------    Chief Financial Officer and
        (Leonard J. LeBlanc)             Assistant Secretary (Principal
                                         Financial and Accounting
                                         Officer)
            STEVEN T. KIRSCH*          Director                                   May 31, 1996
- -------------------------------------
         (Steven T. Kirsch)
          H. DUBOSE MONTGOMERY*        Director                                   May 31, 1996
- -------------------------------------
       (H. DuBose Montgomery)
             OLIVER D. CURME*          Director                                   May 31, 1996
- -------------------------------------
          (Oliver D. Curme)
             JOHN E. ZEISLER*          Director                                   May 31, 1996
- -------------------------------------
          (John E. Zeisler)
            MATTHEW J. STOVER*         Director                                   May 31, 1996
- -------------------------------------
         (Matthew J. Stover)
   *By:   /s/  LEONARD J. LEBLANC
- -------------------------------------
         Leonard J. LeBlanc
          Attorney-in-fact

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the reference to our firm under the captions "Selected Financial Data" and "Experts" and to the use of our report dated February 27, 1996 (except as to Note 10, as to which the date is May 15, 1996) in Amendment No. 3 to the Registration Statement (Form S-No.333-4142) and related Prospectus of Infoseek Corporation for the registration of 3,450,000 shares of common stock.


     Our audits also included the financial statement schedule of Infoseek Corporation listed on Item 16(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                               ERNST & YOUNG LLP

San Jose, California

May 30, 1996

                                                                     SCHEDULE II

                              INFOSEEK CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

                                        ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE
                                    --------------------------------------------------
                                                            ADDITIONS
                                        BALANCE AT          CHANGED TO                     BALANCE AT
                                         BEGINNING          COSTS AND      DEDUCTIONS-       END OF
                                         OF PERIOD           EXPENSES      WRITE-OFFS        PERIOD
                                    -------------------     ----------     -----------     ----------
Period from August 30, 1993
  through December 31, 1993.......        $                  $                 $            $
                                          -------             -------          ---           -------
Year ended December 31, 1994......             --                  --           --                --
Year Ended December 31, 1995......             --              41,500           --            41,500
  Three months ended March 31,
     1996 (unaudited).............         41,500               7,887           --            49,387


                                       S-1